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02049318

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sanyo Electric Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

FILE NO. 82- 264 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 8/16/02


SOLAR ARK

ANNUAL REPORT 2002

For the year ended March 31, 2002

SANYO Electric Co., Ltd.

PROFILE

SANYO Electric Co., Ltd., was incorporated in 1950. The firm manufactures a broad range of electronic products grouped into six categories: AV/Information and Communications Equipment, Home Appliances, Industrial and Commercial Equipment, Electronic Devices, Batteries, and Others. Sanyo's net sales for the year ended March 31, 2002 ("fiscal 2002"), amounted to ¥2,024.7 billion (US$15,223.5 million).

The name Sanyo means "three oceans"—specifically, the Pacific, Atlantic, and Indian oceans—and symbolizes the Company's global perspective. The Sanyo Group of companies is truly international, comprising 83 manufacturing companies, 37 sales companies, and 38 other companies.

Sanyo's strategic business foci are on the Digital & Devices and Environment fields. Committed to contributing to solving environmental issues, the Company has made the development of technologies that minimize their burdens on the environment an area of strength. It emphasizes such technologies as clean-energy generation, rechargeable batteries, and air-conditioning methods that do not require the use of harmful chlorofluorocarbons. Notably, the Company has pioneered the development of successive generations of increasingly efficient solar cells and rechargeable batteries.

In the Digital & Devices field, Sanyo seeks to become a multimedia device powerhouse by developing pioneering technologies to help drive the digital revolution. The Company's digital cameras, liquid crystal display (LCD) projectors, and cellular and Personal Handyphone System (PHS) phones are highly acclaimed.

Solar Ark at the SANYO Gifu Plant is a large-scale 630kW photovoltaic power generating system that demonstrates SANYO's commitment to harmony with the global environment through clean energy. Solar Lab, a solar energy museum in the center of the structure, is open to the public.



Solar Ark contains 5,046 solar cell modules and generates a maximum output of 630kW. The annual output is estimated to be approximately 530 thousand kW-hours. Carbon dioxide reduction amounts to 95 tC/year. Solar Ark measures 315 meters in length and weights 3,000 metric tons.

Contents

Notice Related to Future Outlook

All statements in this annual report other than past factual matters represent outlooks for projected future results and are in accordance with Sanyo's present plans, outlook, and strategies, based on management judgments in the light of currently available information. Therefore Sanyo does not guarantee the accuracy and reliability of information it receives and asks that you do not rely on this information alone.

There are various risks and uncertainties related to factors causing changes in business results. The principal factors influencing results include: 1) large changes in economic conditions and capital markets as well as changes in consumption in businesses in which Sanyo engages, 2) the effects of changes in the exchange rates between the yen and the dollar as well as the yen and other currencies on Sanyo's international business activities; 3) various trade restrictions in the markets of each country; and 4) Sanyo's ability to provide new technologies, new products, and services amid rapid technological innovation in information technology (IT), market competition, and price competition. However, it should be noted that factors affecting Sanyo's performance are not limited to these factors and that there are other factors that contain latent risks and uncertainties.

In this annual report, "the Company" refers to SANYO Electric Co., Ltd., and "Sanyo" to SANYO Electric Co., Ltd., and its subsidiaries, unless otherwise specified.

FINANCIAL HIGHLIGHTS

SANYO Electric Co., Ltd. and Subsidiaries March 31, 2002, 2001 and 2000

	Millions of Yen 2002	Millions of Yen 2001	Millions of Yen 2000	Thousands of U.S. Dollars (Note a) 2002
Net sales	**¥2,024,719**	¥2,157,318	¥1,940,378	**$15,223,451**
Net income	**1,727**	42,201	21,686	**12,985**
Total stockholders' equity	**602,175**	652,322	665,454	**4,527,632**
Total assets	**2,749,709**	2,945,274	2,706,055	**20,674,504**
	Yen			U.S. Dollars (Note a)
Per share (Note b):				
Net income:				
Basic	**¥ 0.9**	¥ 22.6	¥ 11.5	**$ 0.007**
Diluted	**0.9**	22.1	11.4	**0.007**
Cash dividends declared	**6.0**	6.0	5.0	**0.045**
Per American Depositary Share (Notes b and c):				
Net income:				
Basic	**¥ 4.5**	¥ 113.0	¥ 57.5	**$ 0.034**
Diluted	**4.5**	110.5	57.0	**0.034**
Cash dividends declared	**30.0**	30.0	25.0	**0.226**

Notes: (a) U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133=US$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002. See Note 2 of Notes to Consolidated Financial Statements.
(b) See Notes 1 and 16 of Notes to Consolidated Financial Statements.
(c) One American Depositary Share represents five shares of common stock.

SALES BY PRODUCT CATEGORY



(%)
35.8
36.8
39.9
AV/Information and Communications Equipment
15.6
13.8
13.9
Home Appliances
12.4
11.8
11.0
Industrial and Commercial Equipment
20.2
20.8
18.7
Electronic Devices
13.1
14.1
13.5
Batteries
2.9
2.7
3.0
Others
2000
2001
2002

Note: This graph shows figures of sales to external customers only.

SALES BY AREA



(%)
50.6
51.0
54.1
Japan
20.9
21.7
21.2
Asia
18.6
17.0
15.0
North America
8.0
8.7
7.7
Europe
1.9
1.6
2.0
Others
2000
2001
2002

Note: This graph shows figures of sales to external customers only, according to the geographic regions of customers.



Satoshi Iue, Chairman & Chief Executive Officer

On September 11, 2001, more than 2,800 lives were lost in the terrorist attacks on the United States. Representing the Sanyo Group, we would like to express our deepest sympathies to the families of the victims. As a token of our desire to help, we donated US$500 thousand through the American Red Cross to support these families in the wake of this tragedy.

Looking back on our history, we cannot remember a year in which we have been in the press and other media so much. We hope that our barrage of announcements has given the public a better understanding of our shares, major business fields, new products, in-house reforms, and other features.

Regarding our performance during the fiscal year under review, we must say that the electrical machinery industry faced a business environment without precedent in terms of harshness. Caught in the midst of various reforms, the Sanyo Group fought well to maintain performance.

PERFORMANCE

In fiscal 2002, ended March 31, 2002, the slump in the IT industry that began in the second half of the previous fiscal year continued to sweep like a wave over a broad range of industries. Coupled with the terrorist attacks on the United States, this ongoing downturn in the global economy took a further turn for the worse during the fiscal year.

Japan's economy also deteriorated as personal consumption stagnated under rising unemployment and falling stock prices as the deflationary spiral continued. All in all, it was an extremely difficult business environment.

Despite the continued harsh business climate, we put up a good fight during the fiscal year. While other companies in our industry began to bleed red ink, we managed to post net income. Consolidated net sales, however, declined 6.1%, to ¥2,024.7 billion (US$15,223 million). Within this amount, domestic sales edged down 0.4%, to ¥1,095.6 billion (US$8,237 million), while overseas sales fell 12.1%, to ¥929.1 billion (US$6,986 million).

Looking at business segments, sales by the AV/Information and Communications Equipment segment expanded 1.8%, to ¥807.0 billion (US$6,068 million), thanks to robust sales of cellular and PHS phones, digital cameras, and optical pickups. By contrast, sales of the Home Appliances segment dropped 5.7%, to ¥280.7 billion (US$2,110 million), struggling with the continued weak markets for refrigerators, washing machines, and air conditioners. Industrial and Commercial Equipment segment sales decreased 12.6%, to ¥223.8 billion (US$1,682 million), dampened by the substantial decline in sales of chip mounters due to the downturn in IT-related industries and stagnation in demand for show cases. The Electronic Devices segment had to contend with the slump in semiconductor, electronic component, and liquid crystal display (LCD) markets, which was reflected in a 15.3% slide in segment sales, to ¥379.1 billion (US$2,850 million). Our Batteries segment posted sales of ¥273.9 billion (US$2,059 million), down 9.9% due to weak demand for cellular and PHS phones and personal computers as well as intensified competition.

Although we made strong efforts to improve operating efficiency and reduce costs, profitability declined under the impact of lower prices and other factors. Consolidated operating income decreased 50.2%, to ¥53.1 billion (US$399 million). Losses on devaluation of investment securities and job change support expenses related to our early retirement program were the main factors contributing to the extraordinary 95.5% drop to ¥3.3 billion (US$25 million) in income before income taxes and minority earnings. Net income fell 95.9%, to ¥1.7 billion (US$13 million), resulting in net income per share of ¥0.92 (US$0.007).

To summarize our cash flow for the fiscal year, net cash provided by operating activities amounted to ¥130.9 billion (US$984 million) while cash used in investing activities amounted to ¥150.5 billion (US$1,131 million). Net cash used in financing activities totaled ¥54.7 billion (US$411 million). Cash and cash equivalents at year end decreased 21.2%, to ¥259.7 billion (US$1,952 million). Our capital investments of ¥62.7 billion (US$471 million) were primarily focused on our battery and semiconductor segments and also included investment in our organic EL display research and development (R&D) facilities. R&D expenses totaled ¥107.0 billion (US$805 million) and were mainly concentrated in our Digital & Devices and Energy & Ecology fields. For results of our R&D activities, please see Research and Development in this annual report.



Yukinori Kuwano, President & Chief Operating Officer

Following our payment of an interim dividend of ¥3.00 (US$0.023) per share, the board of directors decided in a meeting held on June 27, 2002 to pay a year-end dividend of an equal amount, resulting in annual cash dividends for the fiscal year under review of ¥6.00 (US$0.045) per share.

REFORM PROGRESS

Operating under a continued harsh business climate during the fiscal year under review, we proceeded with a variety of reforms aimed at establishing ourselves as a company supremely adapted to the 21st century.

One of these programs is set out in our medium-term business plan, *Challenge 21*, which got under way in April 2001. Through *Challenge 21*, we continue to aim to be No. 1 in the market to increase our profits and our corporate worth. We realize that, in this age of broadband communications, accelerated technological progress, and weeding out of weaker



companies, we need to be the industry leader to survive. In other words, *Challenge 21* is preparing us for an age in which products are standardized and priced globally. *Challenge 21* involves the initiation and pursuit of a variety of measures based on five fundamental strategies. These strategies are:

◇ Give the customer top priority;
◇ Focus business management on cash flows and implement quarterly financial reporting in fiscal 2003;
◇ Target development of No. 1 market share products;
◇ Be selective and focused in investing resources in businesses, continuing to build a superior business model that is offensive rather than defensive; and
◇ Introduce innovative systems relating to human resources that will develop employees capable of dealing with the current business environment.

Based on these strategies, we will target the development of top market share products and pursue lower-cost operations. In the current fiscal year, the employees and officers of the Sanyo Group will continue to commit their full efforts to providing our customers with the best business solutions.

Another reform measure implemented in fiscal 2002 was the October 1, 2001 merger of SANYO Life Electronics Co., Ltd., and SANYO Electric Trading Co., Ltd., into SANYO Sales & Marketing Corporation, a new company. Pursuing synergies from the fusion of their respective areas of expertise, our goal in merging these two companies was to create a new business model for the global retail industry. SANYO Life Electronics brought marketing skills and a broad-ranging domestic sales network to the merger while SANYO Electric Trading contributed an overseas sales network as well as product discovery and sourcing know-how.

Corporate governance is also a major reform issue at Sanyo, and we are working to strengthen our business management function and make our management more transparent. In fiscal 2000, we introduced a business group company system and executive officer system to form a clear separation between business management and business execution. In addition, we reformed our board of directors, requiring three of the 11 directors to be outside directors while, in parallel, making two of our five-member audit team outside auditors. Utilizing the exchange of opinions between inside and outside members, we are seeking to strengthen the function and accountability of our management. In addition, we have established director and auditor nomination and compensation committees within the Company to make the selection and compensation of directors and auditors more transparent. We have strengthened internal inspection by setting up a committee to establish and modify inspection regulations and to monitor the business activities of executive officers and those responsible for the management of major Group companies. Furthermore, we have established business strategy, finance, and personnel committees, which propose related strategies and measures to the board of directors. Non-employees of Sanyo ("outsiders") serve as chairmen of both the director and auditor nomination and director and auditor compensation committees. Our business group companies and principal Group companies will reinforce the inspection function with regard to themselves and the main companies under their umbrella to ensure full compliance with Group policies.

STRATEGIC BUSINESS ALLIANCES

To speed up development and raise our competitiveness, we aggressively formed strategic business alliances with leading companies inside and outside our industry during the fiscal year under review.

◇ In July 2001, we agreed to collaborate with Sharp Corporation in the home appliance field. We will jointly develop environment-related and home-network products, carry out mutual consignment of products from development to manufacturing, and share our global manufacturing bases with the goal of achieving low-cost operations.

◇ In August 2001, we formed a business alliance with NEC Corporation in the field of medical care information systems. Taking advantage of the specialty areas of both companies, the two companies will carry out mutual supply of Internet-enabled medical care information systems and peripheral products to customers.

◇ In December 2001, we established a joint venture with Eastman Kodak Company to manufacture organic light-emitting diode (OLED) displays. Volume production began in February 2002.

◇ In January 2002, we signed a memorandum agreement with Samsung Advanced Institute of Technology (an R&D arm of Samsung Electronics) of the Republic of Korea, on technological collaboration in the fuel cell field.

◇ In February 2002, under a comprehensive agreement including technology, manufacture, and sales signed in January with the Haier Group of the People's Republic of China, we formed the SANYO-Haier Corporation, a joint venture based in Moriguchi City, Osaka, to sell Haier's products in Japan. Operations began in May 2002.

PERSPECTIVES

The progress in inventory adjustments in IT-related industries indicates that the global economy has bottomed out despite the still uncertain direction of the United States economy. Supported by firm growth in China's economy and recoveries in the economies of Asia, the global economy is showing signs of an overall recovery. Economic recovery in Japan, on the other hand, is still some way off judging from the instability in the financial system, the high unemployment rate and declining personal consumption.

In the current fiscal year, we are further accelerating our efforts to be selective and focused in business development based on our medium-term business plan *Challenge 21*. In addition, we are reorganizing our global production network and working with strategic alliance partners to innovate our business model.

On April 1, 2002, we completed the Solar Ark, a large-scale photovoltaic power generating system, at our Gifu Plant. With this monument to the environment as our symbol, we intend to communicate our environmental stance and technical capabilities to the world, working as a Group to boost worldwide recognition of our corporate brand.

July 2002

Satoshi Iue,
Chairman & Chief Executive Officer

Yukinori Kuwano,
President & Chief Operating Officer

Sanyo Demonstrates Leadership in the Energy & Ecology Field

The photograph on the cover of this annual report is of Solar Ark, our large-scale photovoltaic power generating plant with a maximum power generation capacity of 630kW. A major project undertaken by the Sanyo Group, the Solar Ark took four years to complete, from the first proposal to the official opening in April 2002. Sanyo has been involved with solar cells from the early development stages of the technology; therefore the creation of the Solar Ark symbolizes our commitment to promoting environmental-related businesses and the stance of our corporate philosophy, which aims at the harmonious coexistence of people with the natural environment on a global scale.

The Sanyo Group has designated Digital & Devices and Energy & Ecology—representative industries of the 21st century—as its business pillars for the future. In each field, we are striving for the highest possible technological standards. Specifically, we intend to utilize our core competencies in our Energy & Ecology business to contribute to the clean-up of the environment. Our efforts will include reducing the burden on the environment through improved energy conservation and recycling, the use of clean energy, reduction of industrial wastes, and by responding to other environmental issues.

In this special feature, we introduce several of our most recent developments that are contributing to a healthier environment.

Carbon Dioxide Compressors

Used as a refrigerant, carbon dioxide has several special features: CO_2 does not destroy the ozone layer, contributes only minimally to global warming, and is neither toxic nor flammable.

Sanyo, having developed the world's first hermetic compressors in 1999, leads the world in the efficiency and compactness of its equipment. Leveraging our specialization in highly efficient rotary compressors, we have gone one step further by introducing a proprietary two-stage compression rotary system that can be manufactured on existing production lines. The compressor also has few parts, so achieving cost reductions. Moreover, we have used an internal intermediate compression method to make the compressor lighter and more compact. In terms of function, quality, and size, the compressor is well ahead of the competition and boasts superior environmental features.



Water heater with a heat pump using a natural refrigerant. (Launched in 2002.)

Chronology

- 1999 • Developed the world's first hermetic two-stage rotary CO_2 compressor.
- 2001 • Began sales of the world's first heat-pump with a two-stage compressor using a natural refrigerant (CO_2). Full-fledged production began in 2002.
  - • Developed a vending machine with a two-stage compressor.

Residential Fuel Cell Cogeneration System

Fuel cells are clean energy sources, directly producing electricity through the reaction of hydrogen and oxygen—the only by-product is water. Since electric power can therefore be generated on site, there is no transmission loss. Even when hydrogen created by natural gas is used to generate electricity, the carbon dioxide produced is 30% less than in thermal electric power generation.

Sanyo is currently developing a polymer electrolyte fuel cell (PEFC). Because this fuel cell is compact and requires a low reaction temperature of approximately 80 degrees centigrade, strong demand is anticipated for use in homes or electric cars. The technical superiority of Sanyo's PEFC lies in the fuel cell's electrode technology and polymer ion exchange membrane water separation technology, and in the technologies integrating the system into a product, such as control, computerization, and fuel improvement technologies. Through joint research with Osaka Gas Co., Ltd., we are working at a high pitch to develop and introduce PEFC products.



Experimental operation of residential fuel cell cogeneration system at Osaka Gas.

Chronology

- 1980 • Signed technology exchange agreement with Energy Research Corporation (ERC) of the United States, for phosphoric acid fuel cells.
- 1983 • Started Japan's first test running of a fuel cell with 50 kW of output using the vacuum cooling method.
- 1984 • Jointly with Tokyo Electric Power Co., Ltd., began research on an electric power generation system using vacuum cooling method-based phosphoric acid fuel cells.
- 1988 • Jointly with Tokyo Electric Power, commenced test runs of a fuel cell cogeneration system.
- 1992 • Developed the world's first portable phosphoric acid fuel cell.
- 1999 • Developed a solid polymer residential fuel cell cogeneration system.
- 2001 • Signed agreement with Osaka Gas to jointly research residential cogeneration system.
- 2002 • Osaka Gas started experiment operation of residential cogeneration systems in homes.
  - • Announced fuel cell technology cooperation agreement with the Samsung Advanced Institute of Technology of the Republic of Korea.



Zero-detergent electrolyzed water cleaning powerd washing machine *Drum-type washer and dryer*

We are conducting field tests of these technologies, gaining know-how as we create practical applications. Because we expect these technologies to be the pillars of our environmental business, we are pressing ahead with development at a rapid pace.

Chronology

1987 • Began selling the industry's first cup-type vending machine using electrolysis water sterilization technology.
1998 • Developed compact phosphorus removal water purification equipment.
1999 • Developed wastewater processing equipment for semiconductor assembly processes. (Commercialized as *Aquacloser* by another company in 2001.)
2001 • Developed a system for purifying pool water, *Aqua Clean System.*
• Launched a zero-detergent electrolyzed water washing machine.
• Began sales of a humidifier with an ion removal system.
• Developed a high-speed nitrate removal system for wastewater processing.
2002 • Commenced sales of a foot massager using electrolyte water.
• Began sales of a drum-type washer and dryer that use electrolyte water.
• Began sales of electrolyte water producing equipment.



Water purifier and sterilizer Aqua Clean system.

Nickel Metal Hydride Rechargeable Batteries

The hybrid electric vehicle (HEV) has the potential to contribute strongly to environmental protection by cutting vehicle exhaust and carbon dioxide emissions. Combining an electric motor with a gasoline engine, it achieves substantially improved fuel performance. Amid heightened awareness of environmental issues, people around the world hold great expectations for the HEV.



HEV battery (cell)

Sanyo has been in the clean energy field for some time, starting with the development of a rechargeable battery for automobiles in 1996 in a bid to expand rechargeable battery sales. The following year, we began development of nickel metal hydride rechargeable batteries for HEVs, resulting in the launch in 1999 of a nickel metal hydride rechargeable battery that has the highest performance in the industry. Commercialization of the product is proceeding. Ford Motor Company will use the battery in the hybrid sports utility vehicle (SUV) they plan to launch in 2003. The product to be supplied to Ford will also feature new technologies developed by Sanyo. The battery system will not only include a high-performance nickel metal hydride rechargeable battery; it will also incorporate a wide range of environmentally friendly functions using our battery control, refrigeration, and other technologies. Some of these functions include vibration and collision resistance, temperature, sound-dampening, humidity, and dust control.

In March 2002, we also concluded an agreement with the Honda Motor Co., Ltd., to jointly develop a high-performance battery for their HEV model. From the perspective of environmental protection, demand for the HEV is steadily growing throughout the world.

Chronology

1999 • Developed one of the best nickel metal hydride rechargeable batteries in the industry for HEVs.
2001 • Signed an exclusive battery supplier agreement with Ford for an HEV under development.
2002 • Concluded an agreement with Honda Motor to jointly develop a nickel metal hydride rechargeable battery for their IMA system HEV.



HEV battery supplied exclusively to Ford.


SOLAR ARK

AV/Information and Communications Equipment

- ◇ Color TVs
- ◇ VCRs
- ◇ Video Cameras
- ◇ Digital Cameras
- ◇ LCD Projectors
- ◇ High-Definition TV Systems
- ◇ CD Players
- ◇ Mini Disc Players
- ◇ Automotive Stereo Components
- ◇ CDs
- ◇ Optical Pickups
- ◇ Facsimiles
- ◇ Cordless Telephones
- ◇ Cellular Phones
- ◇ PHS Phones
- ◇ PHS Base Stations
- ◇ Medical Computer Systems
- ◇ Portable Navigation Systems
- ◇ LCD Monitors
- ◇ CD-R/RW Systems
- ◇ DVD-ROM Systems


SANYO
2.0MEGAPIXEL
OPTICAL 2.8X ZOOM
DIGITAL CAMERA
DSC-MZ2
CCD

Sales of AV/Information and Communications Equipment edged up ¥14,232 million, or 1.8%, from the previous fiscal year, to ¥807,045 million (US$6,068 million). Among principal products, sales of TVs declined; however, sales of digital cameras, cellular and PHS phones, optical pickups, and LCD projectors were solid.

Domestic sales of AV/Information and Communications Equipment increased ¥60,959 million, or 15.9%, to ¥444,561 million (US$3,343 million). Sales of digital cameras rose significantly, supported by the launch of cellular and PHS phones with embedded digital cameras, a digital camera offering high-quality still pictures and smooth video clips, and other models. Sales of LCD projectors also jumped. Among other new products, Sanyo was the first to introduce television sets with internal tuners for BS and CS 110-degree broadcasting during the fiscal year. Moreover, sales of a portable navigation system with a 7-inch wide TFT screen were highly favorable.


AV/Information and Communications Equipment Sales
(Billion ¥)
695.0
792.8
807.0
39.9%
2000
2001
2002
of net sales

Overseas sales of AV/Information and Communications Equipment decreased ¥46,727 million, or 11.4%, to ¥362,484 million (US$2,725 million). As in the domestic market, sales of cellular phones were robust and sales of optical pickups increased. By contrast, there was a slump in sales of LCD projectors and VCRs. Among information equipment, there was a marked fall in sales of PCs.

In January 2002, Sanyo began full line production and sales of a new CDMA cellular phone at its cordless phone plant in Tianjin, China. This plant will supply the Chinese market, in which demand is expected to soar.

Home Appliances

- ◇ Refrigerators
- ◇ Freezers
- ◇ Washing Machines
- ◇ Clothes Dryers
- ◇ Microwave Ovens
- ◇ Air Conditioners
- ◇ Vacuum Cleaners
- ◇ Electric Fans
- ◇ Massage Loungers
- ◇ Dish Washer/Dryer
- ◇ Induction Cooker
- ◇ Toasters
- ◇ Rice Cookers
- ◇ Waste Disposers
- ◇ System Kitchens
- ◇ Electric and Kerosene Heating Equipment
- ◇ Air Purifiers
- ◇ Dehumidifiers
- ◇ Motor-Assisted Bicycles
- ◇ Electronic and Electric Products for Bicycles
- ◇ Home-Use Pumps
- ◇ Medical Sterilizing Equipment
- ◇ Medical-Use Refrigerators
- ◇ Ultralow-Temperature Freezers
- ◇ Automatic Tablet-Wrapping Machines
- ◇ Compressors for Freezers/Refrigerators and Air Conditioners



Sales of Home Appliances decreased ¥17,040 million, or 5.7%, to ¥280,690 million (US$2,110 million). Although sales of microwave ovens were about the same as in the previous fiscal year, sales of refrigerators, washing machines, and air conditioners weakened overall.

Domestic sales of Home Appliances fell ¥12,339 million, or 6.3%, to ¥183,366 million (US$1,378 million). Sales of home kitchen appliances increased; however, sales of air conditioners, washing machines, and refrigerators dropped sharply because of price decline. During the fiscal year, Sanyo introduced various highly differentiated products to the market that attracted a great deal of attention, including a zero-detergent electrolyzed water washing machine and the vacuum cleaner with dual block cyclone system that eliminates the need for paper bags. However, the sales of these products were not enough to overcome the downturn in the sales of other products.

Overseas sales of Home Appliances edged down ¥4,701 million, or 4.6%, to ¥97,324 million (US$732 million). Although sales of refrigerators rose substantially, this gain

Heterojunction with Intrinsic Thin-Layer (HIT) Solar Cells

Within the debate on environmental issues, photovoltaic power generating system is drawing the greatest attention as a clean energy source. Japan has a national target of increasing the contribution of photovoltaic power generation to 4.82 million kW by 2010. Since high costs are the main obstacle to wider use of solar cell electric power generation, manufacturers are working hard on increasing power generating efficiency to reduce costs.

Sanyo's technical strength in this field is amorphous silicon solar cells, which we were the first to develop. HIT fuel cells feature superior energy conservation, combining technologies utilizing amorphous silicon, which has high electric power output at high temperature, and monocrystalline silicon, which has high conversion efficiency. At the research level, a practically-sized HIT cell has a power conversion efficiency of 21.0%, the highest fuel cell performance in the world.

Concurrently, we are also proceeding with the development of a microcrystalline silicon fuel cell that features superior cost performance.

Chronology

1979 • Developed amorphous solar cell.
1982 • Began world's first volume production of amorphous silicon solar cells (Sumoto Plant).
1990 • Developed Amorton film, a layer of amorphous silicon on top of plastic film.
• A solar plane using Amorton film as wings flew across the continental United States.
1991 • HIT solar cell developed.
1994 • HIT solar cell achieved world record for power conversion at 20%.
1998 • Cooperating with a roof tile manufacturer, Sanyo developed and commercialized HIT Power Roof, a solar cell integrated with roof tile.
• Developed and commercialized HIT Power Double, a double-sided solar cell.
2000 • Announced construction of the world's largest solar power generation system, Mega Solar, at the Gifu Plant.
• HIT solar cell set world record for power conversion at 21%.
2002 ○ **Large-scale solar cell generating plant Solar Ark and Solar Lab opened.**


SANYO
SOLAR ARK



Amorphous solar cell.



HIT fuel cell.



Double-sided HIT Power Double.

Electrolysis- and Membrane-Based Water Purification System



Wastewater processing system AquaCloser.

The application of water treatment technology ranges from maintaining the sanitation of residential water supplies to treating water contamination from industrial wastewater.

At Sanyo, our strong positioning in this field arises from electrochemical nitrogen removal and hybrid electrolysis sterilization technologies that vary electrodes by application—something no other company offers—and water purification and sterilization technologies based on proprietary ultralow-pressure membranes.

Our electrochemical nitrogen removal system is applicable for home and businesses, and a phosphorus removal function can also be easily added. Our hybrid electrolysis sterilization technology can eliminate cryptosporidium parvum and other illness-causing protozoa as well as chlorine-resistant bacteria. Currently, we are developing an application of this system: a sterilization method for a liquid nutrient recycling system for hydroponics cultivation. In addition, we have successfully developed a low-cost and highly efficient ultralow-pressure membrane system for processing the colloidal solution that is produced in the chemical mechanical polishing (CMP) process in semiconductor manufacture.



Phosphoric acid removal equipment for compact water purification system.




Home Appliances Sales
(Billion ¥)
301.6
297.7
280.7
13.9%
2000
2001
2002
of net sales

was offset by the drop in sales of air conditioners. With the exception of core products, sales of all other home appliances declined.

As mentioned in "To Our Stockholders" on page 5, Sanyo formed business alliances with Sharp and Haier during the fiscal year under review. In accordance with the agreement with Haier, Sanyo established a joint venture in Japan in February. These tie-ups are intended to utilize companies' individual strengths to raise the global competitiveness of both parties.

Sanyo is also making an early start in the water purifying business. In June 2001, the Company introduced a water purification and sterilization system for pools, baths and so on.

Industrial and Commercial Equipment

- ◇ Refrigerated Showcases, Freezer Showcases, Water Coolers
- ◇ Supermarket Showcases
- ◇ Commercial Freezers/ Refrigerators
- ◇ Prefabricated Freezers
- ◇ Ice Makers
- ◇ Package Air Conditioners
- ◇ Gas-Engine Heat-Pump Air Conditioners
- ◇ Absorption Chiller/Heaters
- ◇ Vending Machines
- ◇ Beverage Dispensers
- ◇ Golf Cart Systems
- ◇ Automatic Chip Mounters

Sales of Industrial and Commercial Equipment decreased ¥32,374 million, or 12.6%, to ¥223,768 million (US$1,682 million). Sales were down in all major categories. Package air conditioners, vending machines, and commercial kitchen appliances declined. Sales of automatic chip mounters dropped sharply because of the slump in IT-related demand and sales of supermarket showcases also fell substantially.



Domestic Industrial and Commercial Equipment sales slid ¥15,300 million, or 7.2%, to ¥198,110 million (US$1,489 million). Sales of supermarket showcases dropped significantly in the aftermath of the rush to purchase this equipment ahead of the enforcement of the Law Concerning Measures by Large-Scale Retail Stores for Preservation of the Living Environment in June 2001. In addition, sales of commercial kitchen appliances were down because of capital investment curbs in the restaurant industry. Effective April 1, 2002, Sanyo transferred all shares of SANYO Electric Vending Machine Co., Ltd., to Fuji Electric Co., Ltd.

Overseas sales of Industrial and Commercial Equipment slipped ¥17,074 million, or 40.0%, to ¥25,658 million (US$193 million). Sales of package air conditioners and supermarket showcases fell substantially because of the restraints on capital expenditure.


Industrial and Commercial Equipment Sales
(Billion ¥)
240.3
256.1
223.8
11.0%
2000
2001
2002
of net sales

Electronic Devices

- ◇ MOS-LSIs
- ◇ BIP-LSIs
- ◇ Thick-Film ICs
- ◇ LCDs
- ◇ LEDs
- ◇ Transistors
- ◇ Diodes
- ◇ Laser Diodes
- ◇ Organic Semiconductive Condensers
- ◇ Electronic Components

Sales of Electronic Devices dropped ¥68,604 million, or 15.3%, to ¥379,050 million (US$2,850 million). Sales of thick-film ICs were solid, but sales of other semiconductors, electronic components, and LCDs were weak.

Domestic sales of Electronic Devices decreased ¥37,884 million, or 21.0%, to ¥142,284 million (US$1,070 million). During the fiscal year, the semiconductor industry in Japan faced the worst business conditions ever, with sales of LSIs for PC peripheral equipment falling sharply. Following the slump in semiconductors, sales of LCDs also began to decline.

Overseas sales of Electronic Devices decreased ¥30,720 million, or 11.5%, to ¥236,766 million (US$1,780 million). Sales of electronic components, LSIs, and LCDs declined—the fall in sales of electronic components being particularly marked.

During the fiscal year, Sanyo recorded several significant events in this segment. In August 2001, the Company formed an agreement with NEC for business development in the medical care information system field. The two companies will carry out the mutual supply to customers of products and systems in which the two companies have specialized in and hold large market shares. Another highlight of the fiscal year was the establishment of a joint venture with the Eastman Kodak Company to manufacture active matrix OLED displays, expected to become the next-generation display device. Volume production commenced in February 2002.


Electronic Devices Sales
(Billion ¥)
392.7
447.7
379.1
18.7%
2000
2001
2002
of net sales



A third-generation cellular phone concept model featuring our OLED display was awarded the Best of CES (Telephony Class) at the Consumer Electronics Show, the world's largest tradeshow for consumer technology. Also during the fiscal year, Sanyo received the Silver Award for its System-on-Chip (SoC) for digital cameras at the Design Achievement Award 2001, an international LSI design contest sponsored by the Electronic Data Association (EDA) Consortium.

Batteries

- ◇ Nickel-Cadmium Rechargeable Batteries
- ◇ Lithium-Ion Rechargeable Batteries
- ◇ Nickel-Metal Hydride Rechargeable Batteries
- ◇ Lithium Batteries
- ◇ Alkaline Batteries
- ◇ Manganese Batteries
- ◇ Solar Cells
- ◇ Solar-Cell Power Systems
- ◇ Shavers

Sales of Batteries declined ¥30,000 million, or 9.9%, to ¥273,863 million (US$2,059 million) under the impact of the slump in demand for personal computers and price competition.



Domestic Battery sales edged down ¥1,991 million, or 2.5%, to ¥77,362 million (US$582 million). Although market shares of the segment's core rechargeable batteries product group and all other products increased, the weaker cellular and PHS phone market resulted in lower demand for rechargeable batteries and price competition forced down prices, hence reducing the value of sales.

Overseas sales of Batteries decreased ¥28,009 million or 12.5%, to ¥196,501 million (US$1,477 million). Sales of nickel-metal hydride and other rechargeable batteries declined because of the severe price competition.


Batteries Sales
(Billion ¥)
254.9
303.9
273.9
13.5%
2000
2001
2002
of net sales

In May 2001, Sanyo completed a production plant for lithium-ion and nickel-metal hydride rechargeable batteries in Escobedo, Mexico. The plant will commence production of these batteries for the United States market in January, 2002.

In March 2002, the Japan Solar Energy Society awarded Sanyo their Excellent Technology Prize for the Company's HIT solar cell. This award is given to companies that develop and commercialize new solar cell-based technology—and has not been awarded to anyone for the past three years.

Others and Operating Revenue

Sales of Others include sales of a number of such items as imported goods, molds, and various parts. In fiscal 2002, sales of Others increased ¥1,187 million, or 2.0%, to ¥60,303 million (US$453 million).

The operations of Operating Revenue also include various services, such as financial services, maintenance, and distribution, which are recorded as operating revenue. In fiscal 2002, operating revenue increased 4.5% from the previous year, to 87,408 million (US$657 million). Among the noteworthy matters of this fiscal year, Sanyo continued to record good results by focusing on providing corporate loans and on leasing business. Moreover, in November 2001, SANYO Electric Logistics Co., Ltd. concluded comprehensive agreements with two consumer electronics store chains in Japan to operate their distribution systems. By renewing their distribution structures, improving efficiency, and reducing costs, SANYO Electric Logistics is contributing to the greater competitiveness of these companies in the market.


Others Sales and Operating Revenue
(Billion ¥)
73.9
83.7
87.4
Operating Revenue
55.8
59.1
60.3
Other Sales
2000
2001
2002

Accelerating Product Launches and Commercialization of New Businesses

The major research themes of our R&D activities are Digital & Devices and Energy & Ecology. In April 2002, we conducted a large-scale revision of our R&D organization to speed up the launch of new high-value-added products and the commercialization of new businesses.

In Japan, we reorganized the five research centers of the R&D Headquarters into three research centers under the R&D Headquarters, which has been renamed the Technology R&D Headquarters. In addition, we established a research center in Kobe for the soft energy field, concentrating our facilities and capabilities in this field. The center will primarily conduct research on rechargeable battery and solar cell technologies. We also reorganized the VB Planning and Development Center into the New Business Planning and Development Center to strengthen our development and nurturing of new businesses.

Overseas, we reformed Sanyo Multimedia Center USA, our R&D facilities in the United States, renaming it the Sanyo Technology Center USA. In addition to its previous research activities, the center is now also doing research in the Energy & Ecology field.

The following are some of the highlights emerging from our research programs during the fiscal year under review.



A next-generation IMT-2000 format compatible mobile phone



Blue-violet laser diodes



A standard (non-flat) TV set with a built-in tuner for BS digital and 110-degree CS digital broadcasting

Digital & Devices

◇ A next-generation IMT-2000 format compatible mobile phone with a 2.2-inch full-color active matrix organic light emitting diode (OLED) display.

◇ A standard (non-flat screen) TV set with a built-in tuner for BS digital and 110-degree CS digital broadcasting.

◇ The world's first mass production TFT-LCD module—also the world's largest, at 40 inches.

◇ Compact, high storage density optomagnetic disc technology that can store 1.3 GB of data on a 50mm disc, allowing recording of digital disk movies and mobile drives.

◇ A laser pick-up for DVD players with a laser diode that emits two wavelengths (780mm/650mm).

◇ A blue-violet laser diode—the optimum light source for large-capacity, optical disc systems, such as advanced DVDs. The laser employs a proprietary beam structure that generates a low-noise beam and features low current consumption.

◇ System in package technology allowing the production of ultrathin, high-performance circuits through direct application of copper wiring patterns on semiconductors without using a support core layer.

◇ Jointly developed with tmsuk Co., Ltd. a four-legged utility robot for household security that can be remotely controlled over mobile phone networks.

Energy & Ecology

◇ A low-environmental impact compressor that uses carbon dioxide as a refrigerant, a two-stage compression rotary system to achieve high efficiency and reliability, and a heat pump water heater using this compressor system.

◇ An electrolysis-based nitrogen removal system that can rapidly eliminate from wastewater nitrate pollutants that cause a reddish-brown tide and other unusual growths in lakes and marshes and other enclosed water areas.

◇ An absorption-method water heating and cooling system with 10% lower fuel consumption and world class efficiency (energy consumption efficiency of 1.1).

◇ For digital cameras, a manganese lithium dioxide battery with the largest storage capacity in the industry.

SELECTED FINANCIAL DATA

SANYO Electric Co., Ltd. and Subsidiaries As of and for the years ended March 31, 2002, 2001, 2000, 1999, and 1998

	Millions of Yen					Thousands of U.S. Dollars (Note a)
	2002	2001	2000	1999	1998	**2002**
For the year:						
Net sales	**¥2,024,719**	¥2,157,318	¥1,940,378	¥1,818,153	¥1,866,426	**$15,223,451**
Operating income	**53,074**	106,591	62,095	31,768	62,352	**399,053**
Income (loss) before income taxes and minority interests	**3,274**	73,484	36,953	(14,964)	40,753	**24,617**
Net income (loss)	**1,727**	42,201	21,686	(25,883)	12,320	**12,985**
Capital expenditure	**102,194**	169,990	90,226	88,811	133,103	**768,376**
Depreciation and amortization	**125,443**	117,289	98,711	102,952	101,091	**943,180**
At the year-end:						
Total stockholders' equity	**¥ 602,175**	¥ 652,322	¥ 665,454	¥ 695,615	¥ 750,572	**$ 4,527,632**
Total assets	**2,749,709**	2,945,274	2,706,055	2,662,525	2,641,894	**20,674,504**
Per share:						
(yen and U.S. dollars) (Note b):						
Net income (loss):						
Basic	**¥ 0.9**	¥ 22.6	¥ 11.5	¥ (13.5)	¥ 6.3	**$ 0.007**
Diluted	**0.9**	22.1	11.4	(13.5)	6.3	**0.007**
Cash dividends declared	**6.0**	6.0	5.0	5.0	5.0	**0.045**
Per American Depositary Share:						
(yen and U.S. dollars) (Notes b and c):						
Net income (loss):						
Basic	**¥ 4.5**	¥ 113.0	¥ 57.5	¥ (67.5)	¥ 31.5	**$ 0.034**
Diluted	**4.5**	110.5	57.0	(67.5)	31.5	**0.034**
Cash dividends declared	**30.0**	30.0	25.0	25.0	25.0	**0.226**
Weighted average number of shares						
(thousands) (Note b)	**1,870,510**	1,871,376	1,889,477	1,920,197	1,951,099	
Sales by product category:						
AV/Information and Communications Equipment	**¥ 807,045**	¥ 792,813	¥ 694,975	¥ 623,774	¥ 622,079	**$ 6,068,008**
Home Appliances	**280,690**	297,730	301,637	311,987	318,092	**2,110,451**
Industrial and Commercial Equipment	**223,768**	256,142	240,325	248,269	265,068	**1,682,466**
Electronic Devices	**379,050**	447,654	392,726	351,727	368,097	**2,850,000**
Batteries	**273,863**	303,863	254,906	217,474	223,350	**2,059,120**
Others	**60,303**	59,116	55,809	64,922	69,740	**453,406**
Net sales	**¥2,024,719**	¥2,157,318	¥1,940,378	¥1,818,153	¥1,866,426	**$15,223,451**
Sales by area:						
Japan	**¥1,095,611**	¥1,100,278	¥ 981,682	¥ 956,538	¥ 991,726	**$ 8,237,677**
Asia	**430,243**	468,458	405,493	368,498	379,638	**3,234,910**
North America	**302,884**	365,726	361,177	307,949	298,305	**2,277,323**
Europe	**156,075**	187,542	155,389	146,272	142,731	**1,173,496**
Others	**39,906**	35,314	36,637	38,896	54,026	**300,045**
Net sales	**¥2,024,719**	¥2,157,318	¥1,940,378	¥1,818,153	¥1,866,426	**$15,223,451**
Other information:						
Price range of common stock						
(Tokyo Stock Exchange; yen and U.S. dollars):						
High	**¥ 847**	¥ 1,060	¥ 694	¥ 434	¥ 535	**$ 6.37**
Low	**418**	616	385	297	290	**3.14**
Number of employees (at the year-end)	**80,500**	86,009	83,519	77,071	67,887	

Notes: (a) U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133=US$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002. See Note 2 of Notes to Consolidated Financial Statements.
(b) See Notes 1 and 16 of Notes to Consolidated Financial Statements.
(c) One American Depositary Share represents five shares of common stock.

Overview

Under the difficult conditions in the global economy and in its business climate, Sanyo increased its emphasis on being selective in its businesses and focused in its allocation of business resources, aggressively developing global businesses under the guidance of its medium-term business plan *Challenge 21*. Sanyo continued to concentrate on making efficient use of capital employed, giving priority to its targeted fields as well as to reducing interest-bearing debt. Specifically, in addition to developing and launching new products, Sanyo established joint ventures and made business acquisitions, formed technology and business alliances with other companies, and shed unprofitable businesses. Moreover, Sanyo aimed to strengthen its financial position by recording losses on devaluation of investment securities based on the application of depletion accounting and increased its pension plan liabilities in accordance with new standards. Sanyo also downsized its businesses by reducing its workforce to suit current business conditions.

Consolidated net sales and operating revenue for the fiscal year ended March 31, 2002, declined ¥128.9 billion, or 5.8%, to ¥2,112.1 billion (US$15,881 million), reflecting the deteriorated business climate and slump in demand. Despite Sanyo's efforts to reduce costs, operating income fell ¥53.5 billion, or 50.2%, to ¥53.1 billion (US$399 million) under the impact of price declines. After devaluation losses on investment securities and job change support expenses related to employees who elected early retirement, income before income taxes and minority interests dropped ¥70.2 billion, or 95.5%, to ¥3.3 billion (US$25 million) and net income decreased ¥40.5 billion, or 95.9%, to ¥1.7 billion (US$13 million).

Free cash flow for the fiscal year under review was negative as in the previous fiscal year. However, cash outflow improved by ¥7.8 billion, to ¥19.6 billion (US$147 million).

In keeping with Sanyo's policy of paying dividends, cash dividends applicable to the period comprised an annual dividend of ¥6.0 (US$0.045) per share, and cash dividends per American Depositary Share (ADS) (five shares) amounted to ¥30.0 (US$0.226) per share.

Net Sales and Operating Revenue

Net sales contracted ¥132.6 billion, or 6.1%, to ¥2,024.7 billion (US$15,223 million). Despite a slight increase in the sales of Sanyo's core AV/Information and Communications Equipment business segment, the sales of the other four business segments declined. Overseas net sales were mainly responsible for the decrease in consolidated net sales, dropping ¥127.9 billion, or 12.1%, to ¥929.1 billion (US$6,986 million). Domestic net sales edged down ¥4.7 billion, or 0.4%, to ¥1,095.6 billion (US$8,238 million). As a result, domestic sales as a percentage of net sales rose 3.1 percentage points, to 54.1% while overseas sales as a percentage of net sales declined 3.1 percentage points, to 45.9%.

Business Segments (Unaudited)

	2002						
	Billions of Yen						
	Net Sales and Operating Revenue			Operating Income (Loss)	Assets	Depreciation and Amortization	Capital Expenditure
	External	Intersegment	Total				
AV/Information and Communications Equipment	¥ 807.1	¥ 3.5	¥ 810.6	¥32.7	¥ 488.6	¥ 24.1	¥ 17.9
Home Appliances	280.7	7.4	288.1	(0.8)	262.6	12.1	10.5
Industrial and Commercial Equipment	223.8	1.9	225.7	(0.3)	202.0	4.8	2.7
Electronic Devices	379.0	16.1	395.1	(3.9)	586.6	55.4	45.4
Batteries	273.8	6.4	280.2	24.0	273.6	20.6	17.3
Others	147.7	16.6	164.3	22.0	614.5	4.0	3.9
Sub-total	2,112.1	51.9	2,164.0	73.7	2,427.9	121.0	97.7
Corporate and eliminations	—	(51.9)	(51.9)	(20.6)	321.8	4.4	4.5
Total	¥2,112.1	¥ —	¥2,112.1	¥53.1	¥2,749.7	¥125.4	¥102.2
	Millions of U.S. Dollars						
AV/Information and Communications Equipment	$ 6,069	$ 26	$ 6,095	$246	$ 3,674	$181	$135
Home Appliances	2,110	56	2,166	(6)	1,974	91	79
Industrial and Commercial Equipment	1,683	14	1,697	(2)	1,519	36	20
Electronic Devices	2,849	121	2,970	(29)	4,411	417	341
Batteries	2,059	48	2,107	180	2,057	155	130
Others	1,110	125	1,235	165	4,620	30	29
Sub-total	15,880	390	16,270	554	18,255	910	734
Corporate and eliminations	—	(390)	(390)	(155)	2,419	33	34
Total	$15,880	$ —	$15,880	$399	$20,674	$943	$768

	2001 Billions of Yen						
	Net Sales and Operating Revenue			Operating Income	Assets	Depreciation and Amortization	Capital Expenditure
	External	Intersegment	Total				
AV/Information and Communications Equipment	¥ 792.8	¥ 2.5	¥ 795.3	¥ 17.4	¥ 527.5	¥ 21.3	¥ 22.0
Home Appliances	297.7	6.6	304.3	1.4	286.4	12.6	13.8
Industrial and Commercial Equipment	256.1	2.8	258.9	14.7	196.5	5.2	5.8
Electronic Devices	447.7	17.8	465.5	36.3	610.2	45.7	87.1
Batteries	303.9	5.4	309.3	38.5	298.6	24.1	33.7
Others	142.8	11.6	154.4	20.2	590.7	4.0	5.8
Sub-total	2,241.0	46.7	2,287.7	128.5	2,509.9	112.9	168.2
Corporate and eliminations	—	(46.7)	(46.7)	(21.9)	435.4	4.4	1.8
Total	¥2,241.0	¥ —	¥2,241.0	¥106.6	¥2,945.3	¥117.3	¥170.0

Geographic Segments (Unaudited)

	2002 Billions of Yen				
	Net Sales and Operating Revenue			Operating Income (Loss)	Assets
	External	Intersegment	Total		
Japan	**¥1,466.2**	**¥377.4**	**¥1,843.6**	**¥59.6**	**¥1,970.2**
Asia	**267.9**	**248.7**	**516.6**	**11.2**	**256.2**
North America	**252.6**	**2.6**	**255.2**	**3.7**	**147.6**
Others	**125.4**	**0.6**	**126.0**	**(0.2)**	**49.8**
Sub-total	**2,112.1**	**629.3**	**2,741.4**	**74.3**	**2,423.8**
Corporate and eliminations	**—**	**(629.3)**	**(629.3)**	**(21.2)**	**325.9**
Total	**¥2,112.1**	**¥ —**	**¥2,112.1**	**¥53.1**	**¥2,749.7**
			Millions of U.S. Dollars		
Japan	**$11,024**	**$2,838**	**$13,862**	**$448**	**$14,814**
Asia	**2,014**	**1,870**	**3,884**	**84**	**1,926**
North America	**1,899**	**20**	**1,919**	**28**	**1,110**
Others	**943**	**4**	**947**	**(2)**	**374**
Sub-total	**15,880**	**4,732**	**20,612**	**558**	**18,224**
Corporate and eliminations	**—**	**(4,732)**	**(4,732)**	**(159)**	**2,450**
Total	**$15,880**	**$ —**	**$15,880**	**$399**	**$20,674**

	2001 Billions of Yen				
	Net Sales and Operating Revenue			Operating Income	Assets
	External	Intersegment	Total		
Japan	¥1,522.6	¥ 432.8	¥1,955.4	¥108.1	¥2,070.7
Asia	313.8	223.1	536.9	12.4	247.6
North America	256.1	5.0	261.1	7.4	153.2
Others	148.5	0.9	149.4	0.6	59.0
Sub-total	2,241.0	661.8	2,902.8	128.5	2,530.5
Corporate and eliminations	—	(661.8)	(661.8)	(21.9)	414.8
Total	¥2,241.0	¥ —	¥2,241.0	¥106.6	¥2,945.3

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133=US$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002.

For breakdowns of net sales by business and geographic segments, please see the review of operations.

Operating revenue climbed ¥3.7 billion, or 4.5%, to ¥87.4 billion (US$657 million). This increase can be attributed to favorable growth in finance leases and corporate loans in Sanyo's credit business.

Costs, Expenses, and Operating Income

Cost of sales amounted to ¥1,704.8 billion (US$12,818 million), a decrease of ¥62.6 billion, or 3.5%, from the previous fiscal year, falling less than the 6.1% contraction in net sales. The cost of sales ratio rose 2.3 percentage points, to 84.2%, from 81.9% in the preceding fiscal year, worsening despite Sanyo's cost reduction efforts. The increase in the cost of sales ratio was primarily due to the decline in net sales arising from cuts in product prices and to the increased fixed cost burden produced by lower net sales.

On the other hand, business expenses restraint produced a ¥12.8 billion, or 3.5%, decrease in SG&A expenses to ¥354.3 billion (US$2,664 million). R&D expenses totaled ¥107.0 billion (US$805 million), falling ¥1.8 billion year on year. R&D expenses as a percentage of net sales were 5.3%.

Consequently, operating income slid ¥53.5 billion, or 50.2%, to ¥53.1 billion (US$399 million), mainly because of lower gross profit. Operating income as a percentage of net sales and operating revenues fell to 2.3 percentage points, to 2.5% from 4.8%

There follows a description of operating income by business and geographical segment. For details, please see the tables on pages 14 and 15.

○ AV/Information and Communications Equipment
The only segment to post growth during the fiscal year, operating income soared ¥15.3 billion, or 87.9%, to ¥32.7 billion (US$246 million) thanks to robust sales of cellular and PHS phones, digital cameras, and optical pickups.

○ Home Appliances
Operating loss amounted to ¥0.8 billion (US$6 million), decreasing ¥2.2 billion compared with the previous fiscal year. An overall slump in sales of refrigerators, washing machines, and air conditioners was responsible for the decline.

○ Industrial and Commercial Equipment
Deteriorating IT-related demand produced a substantial drop in sales of chip mounters. Combined with the slump in supermarket showcases, these lower sales resulted in an operating loss of ¥0.3 billion (US$2 million), down ¥15.0 billion from the prior fiscal year.

○ Electronic Devices
Weak demand for semiconductors, electronic components, and LCDs were reflected in an operating loss of ¥3.9 billion (US$29 million), down ¥40.2 billion year on year. This substantial decline was the principal factor behind the decrease in Sanyo's overall operating income.

○ Batteries
Operating income fell ¥14.5 billion, or 37.7%, to ¥24.0 billion (US$180 million) under the impact of stagnant demand and intensified price competition for cellular and PHS phones, personal computers, and other IT-related devices.


NET SALES
(Billion ¥)
1,866
1,818
1,940
2,157
2,025
1998
1999
2000
2001
2002


OPERATING INCOME
(Billion ¥)
62
32
62
107
53
1998
1999
2000
2001
2002


TOTAL ASSETS AND EQUITY RATIO
(Billion ¥, %)
2,642
2,663
2,706
2,945
2,750
28.4
26.1
24.6
21.9
1998
1999
2000
2001
2002

◎ Others
Operating income rose ¥1.8 billion, or 8.9%, to ¥22.0 billion (US$165 million) thanks to increased income from the credit business.

Looking at operating income by geographical segment, operating income was down in all segments because of a slump in demand domestically and overseas, including exports, and because of heightened price competition.

◎ Japan
Operating income fell a substantial ¥48.5 billion, or 44.9%, to ¥59.6 billion (US$448 million) and was a main factor in the overall decrease in Sanyo's operating income.

◎ Asia
Operating income declined ¥1.2 billion, or 9.7%, to ¥11.2 billion (US$84 million).

○ North America
The slowdown in the U.S. economy caused operating income to fall ¥3.7 billion, or 50.0%, to ¥3.7 billion (US$28 million).

◎ Others
Worsening performances, especially in Europe, resulted in an operating loss of ¥0.2 billion (US$2 million), a drop of ¥0.8 billion from the previous fiscal year.

Other Income (Expenses) and Net Income

Other expenses, net, expanded ¥16.7 billion, to ¥49.8 billion (US$374 million). Of this amount, interest expenses, net, declined ¥2.3 billion, to ¥14.5 billion (US$109 million). Although interest and dividends income fell, interest expenses, net, mainly decreased because of lower interest expenses due to a reduction in interest-bearing debt, principally from the redemption of bonds.

Others, net, increased ¥13.5 billion, to ¥38.6 billion (US$291 million), because Sanyo recorded devaluation loss on investment securities and job change support expenses for early retirement of employees.

As a result of the preceding factors, income before income taxes and minority interests amounted to ¥3.3 billion (US$25 million), down ¥70.2 billion, or 95.5% from the previous fiscal year. Income before minority interests fell ¥46.5 billion, or 98.1%, to ¥0.9 billion (US$7 million). After deducting minority interests and making adjustments for cumulative effect of accounting changes, Sanyo recorded net income of ¥1.7 billion (US$13 million), declining ¥40.5 billion, or 95.9%, from the previous fiscal year.

Basic net income per share was ¥0.9 (US$0.007), compared with ¥22.6 in the previous fiscal year. Basic net income per ADS (five common shares) declined to ¥4.5 (US$0.034), from ¥113.0 a year earlier.

Financial Position

Assets

As a result of efforts to make more efficient use of capital and strengthen our financial position, total assets at fiscal year-end contracted ¥195.6 billion, or 6.6%, to ¥2,749.7 billion (US$20,675 million).

By type of asset, total current assets decreased ¥142.6 billion, to ¥1,465.4 billion (US$11,018 million), accounting for 72.9% of the total contraction in assets. The main factor contributing to this decline


CAPITAL EXPENDITURE
(Billion ¥)
133
89
90
170
102
1998
1999
2000
2001
2002


R&D EXPENSES
(Billion ¥)
95
94
100
109
107
1998
1999
2000
2001
2002


CASH FLOWS FROM OPERATING ACTIVITIES
(Billion ¥)
26
68
167
99
131
1998
1999
2000
2001
2002

was a ¥69.9 billion decrease in cash and cash equivalents (hereafter referred to as cash), primarily because of redemptions of interest-bearing debt and the use of cash to fund a portion of purchases of plant and equipment. In addition, receivables dropped ¥47.2 billion owing to the decrease in sales and inventory declined ¥26.6 billion due to inventory adjustments.

Although investments and advances in affiliates and subsidiaries increased ¥11.7 billion, the application of depletion accounting resulted in the posting of ¥60.2 billion in losses on devaluation and sale of investment securities. Consequently, there was a net decline in investment and advances of ¥48.5 billion, to ¥302.5 billion (US$2,274 million).

Net property, plant and equipment decreased ¥38.0 billion, to ¥662.1 billion (US$4,978 million). During the fiscal year, Sanyo invested a total of ¥102.2 billion (US$768 million) in property, plant and equipment in batteries, electronic devices, and other fields of emphasis. However, because capital investments were kept within the scope of depreciation and amortization, property, plant and equipment fell as a result of sales and disposal.

As a result of the application of tax effect accounting, deferred income taxes increased ¥61.6 billion, to ¥140.4 billion (US$1,056 million).

Other assets declined ¥28.1 billion, to ¥179.3 billion (US$1,348 million) because of decrease of long-term assets.

Liabilities and Stockholders' Equity

Total liabilities contracted ¥140.8 billion, or 6.3%, to ¥2,103.3 billion (US$15,814 million). Of this amount, total short- and long-term interest-bearing debt decreased ¥20.2 billion, to ¥1,167.1 billion (US$8,775 million). Net funding derived from proceeds and repayments recorded in cash flows from financing activities totaled ¥41.6 billion, and the ¥21.4 billion difference from the balance sheet figures can mainly be attributed to translation losses on foreign-currency denominated loans because of the depreciation of the yen.

Under long-term debt, there were three regularly scheduled redemptions totaling ¥42.1 billion while one ¥10.0 billion straight bond issue was made during the fiscal year.

Operating liabilities and other liabilities decreased ¥120.6 billion, to ¥936.2 billion (US$7,039 million). This decline can be attributed to a ¥119.6 billion drop in notes and accounts payable, reflecting the decline in sales, inventory adjustments, and payment of payables related to the high level of capital investments in the previous fiscal year. In addition, accrued expenses, including accrued dividends payable, decreased ¥33.9 billion and accrued income taxes fell ¥4.4 billion. Conversely, accrued pension and severance costs increased ¥38.7 billion, primarily due to a rise in projected benefit obligations.

Total stockholders' equity decreased ¥50.1 billion, to ¥602.2 billion (US$4,528 million), and the stockholders' equity ratio edged down 0.2 percentage points, to 21.9%, from 22.1%. The main factor underlying the decrease in stockholders' equity was the ¥39.4 billion growth in accumulated other comprehensive loss to ¥113.5 billion (US$853 million) because of increases in net unrealized losses on securities and in minimum pension liability adjustments, despite efforts to reduce total assets and liabilities. Retained earnings decreased ¥9.5 billion because net income was less than payment of cash dividends.

Cash Flows

Cash and cash equivalents (hereafter referred to as cash) at the end of the fiscal period amounted to ¥259.7 billion (US$1,952 million), down ¥69.9 billion from the previous fiscal year-end. This decline can mainly be attributed to the generation of funds in the previous period in preparation for bond redemptions and capital expenditures in the period under review. The amount of cash is approximately 1.5 months of average monthly sales of ¥176.0 billion, representing adequate liquidity for normal business operations.

Net cash provided by operating activities increased ¥31.6 billion from the previous fiscal year, to ¥130.9 billion (US$984 million). Net cash inflow, consisting of net income and other noncash items, amounted to ¥116.7 billion (US$877 million), down ¥43.3 billion from the previous fiscal year. This decrease was due to the substantial drop in net income and the overall decrease in noncash items, particularly provision for income taxes—deferred, despite an increase in depreciation and amortization. On the other hand, changes in assets and liabilities, net of effect, produced a net cash inflow of ¥14.2 billion (US$107 million), a ¥74.9 billion improvement compared with the net cash outflow of ¥60.6 billion in the previous fiscal year. This cash inflow mainly arose from the contraction in receivables and in inventories being greater than the contraction in notes and accounts payables and other current liabilities.

Net cash used in investing activities, consisting principally of ¥146.9 billion (US$1,104 million) in payments for purchases of property, plant and equipment, amounted to ¥150.5 billion (US$1,131 million), up ¥23.7 billion from the previous fiscal year. This growth resulted from a ¥23.3 billion increase in payments for purchases of property, plant and equipment due to the payment of payables related to the high level capital investment in the previous fiscal year. There were no major changes in short- and long-term investments and advances.

Net cash used in financing activities amounted to ¥54.7 billion (US$411 million), compared with net cash provided by financing activities of ¥9.4 billion in the previous fiscal year. This reversal can be attributed to a ¥21.1 billion net increase in short- and long-term interest-bearing debt in the previous fiscal year to fund scheduled redemptions and capital expenditures in the fiscal year under review. This amount and other funds were used during the fiscal year, resulting in an overall net repayment of long-term interest-bearing debt of ¥41.6 billion.

Among other amounts, dividends paid amounted to ¥11.8 billion (US$89 million) and repurchases of common stock amounted to ¥1.3 billion (US$10 million).

CONSOLIDATED STATEMENTS OF INCOME

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2002, 2001 and 2000

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2002	2001	2000	**2002**
Sales and operating revenue:				
Net sales (Note 5)	**¥2,024,719**	¥2,157,318	¥1,940,378	**$15,223,451**
Operating revenue	**87,408**	83,679	73,875	**657,203**
	2,112,127	2,240,997	2,014,253	**15,880,654**
Costs and expenses (Note 15):				
Cost of sales (Note 5)	**1,704,797**	1,767,392	1,599,231	**12,818,022**
Selling, general and administrative	**354,256**	367,014	352,927	**2,663,579**
	2,059,053	2,134,406	1,952,158	**15,481,601**
Operating income	**53,074**	106,591	62,095	**399,053**
Other income:				
Interest and dividends	**8,732**	9,673	9,271	**65,654**
Foreign currency transaction gains, net	**3,308**	8,768	—	**24,872**
Other (Note 6)	**23,366**	20,584	29,186	**175,685**
	35,406	39,025	38,457	**266,211**
Other expenses:				
Interest	**23,196**	26,427	27,914	**174,406**
Foreign currency transaction losses, net	—	—	8,734	—
Other (Note 6)	**62,010**	45,705	26,951	**466,241**
	85,206	72,132	63,599	**640,647**
Income before income taxes and minority interests	**3,274**	73,484	36,953	**24,617**
Income taxes (Note 14):				
Current	**21,172**	29,775	31,367	**159,188**
Deferred	**(18,785)**	(3,711)	(20,654)	**(141,240)**
	2,387	26,064	10,713	**17,948**
Income before minority interests	**887**	47,420	26,240	**6,669**
Minority interests	**(2,017)**	5,219	4,554	**(15,166)**
Income before cumulative effect of accounting change	**2,904**	42,201	21,686	**21,835**
Cumulative effect of accounting change	**(1,177)**	—	—	**(8,850)**
Net income	**¥ 1,727**	¥ 42,201	¥ 21,686	**$ 12,985**

	Yen			U.S. Dollars (Note 2)
Per share:				
Basic (Note 16):				
Basic net income per share before cumulative effect of accounting change	**¥ 1.5**	¥ 22.6	¥ 11.5	**$ 0.011**
Cumulative effect of accounting change	**(0.6)**	—	—	**(0.004)**
Basic net income per share	**0.9**	22.6	11.5	**0.007**
Diluted (Note 16):				
Diluted net income per share before cumulative effect of accounting change	**1.5**	22.1	11.4	**0.011**
Cumulative effect of accounting change	**(0.6)**	—	—	**(0.004)**
Diluted net income per share	**0.9**	22.1	11.4	**0.007**
Cash dividends declared	**6.0**	6.0	5.0	**0.045**
Per American Depositary Share:				
Basic:				
Basic net income per share before cumulative effect of accounting change	**¥ 7.5**	¥ 113.0	¥ 57.5	**$ 0.056**
Cumulative effect of accounting change	**(3.0)**	—	—	**(0.022)**
Basic net income per share	**4.5**	113.0	57.5	**0.034**
Diluted:				
Diluted net income per share before cumulative effect of accounting change	**7.5**	110.5	57.0	**0.056**
Cumulative effect of accounting change	**(3.0)**	—	—	**(0.022)**
Diluted net income per share	**4.5**	110.5	57.0	**0.034**
Cash dividends declared	**30.0**	30.0	25.0	**0.226**
Weighted average number of shares (thousands)	**1,870,510**	1,871,376	1,889,477	

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

SANYO Electric Co., Ltd. and Subsidiaries March 31, 2002 and 2001

ASSETS	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars (Note 2) 2002
Current assets:			
Cash and cash equivalents:			
Cash	¥ 78,725	¥ 59,267	$ 591,917
Time deposits	180,957	270,313	1,360,579
	259,682	329,580	1,952,496
Short-term investments (Notes 6 and 11)	66,806	49,968	502,301
Receivables:			
Notes and accounts	395,492	445,363	2,973,624
Finance receivables (Note 3)	223,487	208,803	1,680,353
Affiliates and unconsolidated subsidiaries	45,258	54,453	340,286
Allowance for doubtful accounts	(20,720)	(17,860)	(155,789)
	643,517	690,759	4,838,474
Inventories (Note 4)	404,688	431,247	3,042,767
Deferred income taxes (Note 14)	23,960	29,902	180,150
Prepaid expenses and other	66,766	76,574	502,000
Total current assets	1,465,419	1,608,030	11,018,188
Investments and advances:			
Affiliates and unconsolidated subsidiaries (Note 5)	36,320	24,642	273,083
Other (Notes 6 and 11)	266,185	326,393	2,001,391
	302,505	351,035	2,274,474
Property, plant and equipment (Note 7):			
Buildings	483,691	472,851	3,636,775
Machinery and equipment	1,013,659	1,007,839	7,621,496
	1,497,350	1,480,690	11,258,271
Accumulated depreciation	(999,976)	(961,852)	(7,518,617)
	497,374	518,838	3,739,654
Land	146,220	146,178	1,099,399
Construction in progress	18,526	35,086	139,293
	662,120	700,102	4,978,346
Deferred income taxes (Note 14)	140,405	78,795	1,055,677
Other assets	179,260	207,312	1,347,819
	¥2,749,709	¥2,945,274	$20,674,504

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars (Note 2) 2002
Current liabilities:			
Short-term borrowings (Note 7)	**¥ 464,475**	¥ 437,583	**$ 3,492,293**
Current portion of long-term debt (Note 7)	**154,963**	169,791	**1,165,136**
Notes and accounts payable:			
Trade	**391,337**	457,753	**2,942,383**
Affiliates and unconsolidated subsidiaries	**9,405**	10,586	**70,714**
Construction	**30,086**	82,070	**226,211**
	430,828	550,409	**3,239,308**
Accrued income taxes	**16,777**	21,220	**126,143**
Employees' savings deposits	**26,697**	28,171	**200,729**
Other, including dividends payable and accrued expenses	**222,603**	256,503	**1,673,707**
Total current liabilities	**1,316,343**	1,463,677	**9,897,316**
Long-term debt (Notes 7 and 11)	**547,620**	579,825	**4,117,443**
Accrued pension and severance costs (Note 8)	**239,301**	200,559	**1,799,256**
Total liabilities	**2,103,264**	2,244,061	**15,814,015**
Minority interests in consolidated subsidiaries	**44,270**	48,891	**332,857**
Commitments and contingent liabilities (Note 10)			
Stockholders' equity (Note 13):			
Common stock:			
Authorized:			
March 31, 2002 and 2001—4,921,196 thousand shares			
Issued:			
March 31, 2002 and 2001—1,872,335 thousand shares	**172,241**	172,241	**1,295,045**
Additional paid-in capital	**336,028**	336,028	**2,526,527**
Retained earnings	**209,674**	219,166	**1,576,496**
Accumulated other comprehensive loss	**(113,487)**	(74,129)	**(853,286)**
	604,456	653,306	**4,544,782**
Less, treasury stock at cost:			
2002—2,161,204 shares	**(2,281)**	—	**(17,150)**
2001—1,034,654 shares	**—**	(984)	**—**
Total stockholders' equity	**602,175**	652,322	**4,527,632**
	¥2,749,709	¥2,945,274	**$20,674,504**

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2002, 2001 and 2000

	Millions of Yen								
				Accumulated Other Comprehensive Income (Loss)					
(Number of Shares of Common Stock—Thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gains (Losses) on Securities	Foreign Currency Transaction Adjustments	Minimum Pension Liability Adjustment	Net Unrealized Gains (Losses) on Derivatives	Total	Total Comprehensive Income (Loss)
Balance, March 31, 1999 (1,904,256)	¥172,238	¥351,129	¥175,915	¥ 26,372	¥(26,847)	¥ (3,166)	—	¥ (3,641)	
Comprehensive income (loss):									
Net income			21,686						¥ 21,686
Other comprehensive income (loss):									
Net unrealized gains on securities (net of tax of ¥5,600 million) (Note 6)				9,378				9,378	9,378
Reclassification adjustments for net gains realized in net income (net of tax of ¥4,769 million)				(6,236)				(6,236)	(6,236)
Foreign currency translation adjustments					(11,412)			(11,412)	(11,412)
Minimum pension liability adjustments (Note 8) (net of tax of ¥13,750 million)						(18,987)		(18,987)	(18,987)
Total									¥ (5,571)
Cash dividends			(9,408)						
Common stock repurchased and cancelled (31,929)		(15,103)							
Balance, March 31, 2000 (1,872,327)	172,238	336,026	188,193	29,514	(38,259)	(22,153)	—	(30,898)	
Comprehensive income (loss):									
Net income			42,201						¥ 42,201
Other comprehensive income (loss):									
Net unrealized losses on securities (net of tax of ¥25,234 million) (Note 6)				(35,241)				(35,241)	(35,241)
Reclassification adjustments for net losses realized in net income (net of tax of ¥2,381 million)				3,548				3,548	3,548
Foreign currency translation adjustments					13,753			13,753	13,753
Minimum pension liability adjustments (Note 8) (net of tax of ¥18,314 million)						(25,291)		(25,291)	(25,291)
Total									¥ (1,030)
Cash dividends			(11,228)						
Conversion of convertible bonds (8)	3	2							
Balance, March 31, 2001 (1,872,335)	172,241	336,028	219,166	(2,179)	(24,506)	(47,444)	—	(74,129)	
Comprehensive income (loss):									
Net income			1,727						¥ 1,727
Other comprehensive income (loss):									
Net unrealized losses on securities (net of tax of ¥26,680 million) (Note 6)				(37,900)				(37,900)	(37,900)
Reclassification adjustments for net losses realized in net income (net of tax of ¥8,546 million)				12,125				12,125	12,125
Foreign currency translation adjustments					9,333			9,333	9,333
Minimum pension liability adjustments (Note 8) (net of tax of ¥15,384 million)						(21,245)		(21,245)	(21,245)
Cumulative effect of adopting SFAS No. 133 (net of tax of ¥1,762 million)							¥ (807)	(807)	(807)
Net unrealized losses on derivatives (net of tax of ¥1,406 million) (Note 12)							(1,428)	(1,428)	(1,428)
Reclassification adjustments for net losses realized in net income (net of tax of ¥799 million)							564	564	564
Total									¥(37,631)
Cash dividends			(11,219)						
Balance, March 31, 2002 (1,872,335)	¥172,241	¥336,028	¥209,674	¥(27,954)	¥(15,173)	¥(68,689)	¥(1,671)	¥(113,487)	
	Thousands of U.S. Dollars (Note 2)								
Balance, March 31, 2001 (1,872,335)	$1,295,045	$2,526,527	$1,647,865	$ (16,383)	$(184,256)	$(356,722)	—	$(557,361)	
Comprehensive income (loss):									
Net income			12,985						$ 12,985
Other comprehensive income (loss):									
Net unrealized losses on securities (net of tax of $200,602 thousand) (Note 6)				(284,962)				(284,962)	(284,962)
Reclassification adjustments for net losses realized in net income (net of tax of $64,256 thousand)				91,165				91,165	91,165
Foreign currency translation adjustments					70,173			70,173	70,173
Minimum pension liability adjustments (Note 8) (net of tax of $115,669 thousand)						(159,737)		(159,737)	(159,737)
Cumulative effect of adopting SFAS No. 133 (net of tax of $13,248 thousand)							$ (6,068)	(6,068)	(6,068)
Net unrealized losses on derivatives (net of tax of $10,571 thousand) (Note 12)							(10,737)	(10,737)	(10,737)
Reclassification adjustments for net losses realized in net income (net of tax of $6,008 thousand)							4,241	4,241	4,241
Total									$(282,940)
Cash dividends			(84,354)						
Balance, March 31, 2002 (1,872,335)	$1,295,045	$2,526,527	$1,576,496	$(210,180)	$(114,083)	$(516,459)	$(12,564)	$(853,286)	

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2002, 2001 and 2000

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2002	2001	2000	**2002**
Cash flows from operating activities:				
Net income	**¥ 1,727**	¥ 42,201	¥ 21,686	**$ 12,985**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**125,443**	117,289	98,711	**943,180**
Loss (gain) on sale of marketable securities and investment securities	**5,963**	2,201	(8,497)	**44,834**
Loss on disposal of property, plant and equipment	**3,654**	4,045	5,098	**27,474**
Provision for income taxes—deferred	**(18,785)**	(3,711)	(20,654)	**(141,240)**
Equity in earnings of affiliates and unconsolidated subsidiaries	**(1,308)**	(2,036)	(1,254)	**(9,835)**
Change in assets and liabilities, net of effect of newly consolidated subsidiaries in 2000:				
Decrease (increase) in receivables	**53,179**	(107,853)	(42,659)	**399,842**
Decrease (increase) in inventories	**34,666**	(34,236)	30,927	**260,647**
Decrease (increase) in prepaid expenses and other	**17,468**	(26,234)	2,067	**131,338**
Decrease (increase) in other assets	**16,657**	(22,547)	(18,146)	**125,241**
(Decrease) increase in notes and accounts payable	**(70,788)**	73,378	41,061	**(532,241)**
(Decrease) increase in accrued income taxes	**(4,696)**	(3,590)	18,572	**(35,308)**
(Decrease) increase in other current liabilities	**(34,502)**	39,430	14,350	**(259,414)**
Other, net	**2,230**	21,007	25,607	**16,767**
Total adjustments	**129,181**	57,143	145,183	**971,285**
Net cash provided by operating activities	**130,908**	99,344	166,869	**984,270**
Cash flows from investing activities:				
(Increase) decrease in short-term investments	**(15,281)**	(14,540)	3,775	**(114,895)**
Proceeds from sale of investments and collection of advances	**30,879**	33,284	18,729	**232,173**
Proceeds from sale of property, plant and equipment	**24,978**	15,214	9,826	**187,805**
Payments for purchase of investments and advances	**(38,921)**	(36,967)	(28,243)	**(292,639)**
Payments for purchase of property, plant and equipment	**(146,891)**	(123,641)	(79,649)	**(1,104,444)**
Other, net	**(5,222)**	(80)	(241)	**(39,263)**
Net cash used in investing activities	**(150,458)**	(126,730)	(75,803)	**(1,131,263)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	**19,652**	10,846	(66,829)	**147,759**
Proceeds from issuance of long-term debt	**122,440**	143,804	149,088	**920,602**
Repayments of long-term debt	**(183,707)**	(133,548)	(121,560)	**(1,381,255)**
Dividends paid	**(11,794)**	(10,842)	(9,488)	**(88,677)**
Repurchases of common stock	**(1,297)**	(879)	(15,183)	**(9,752)**
Net cash (used in) provided by financing activities	**(54,706)**	9,381	(63,972)	**(411,323)**
Effect of exchange rate changes on cash and cash equivalents	**4,358**	6,123	(5,473)	**32,767**
Net (decrease) increase in cash and cash equivalents	**(69,898)**	(11,882)	21,621	**(525,549)**
Cash and cash equivalents of newly consolidated subsidiaries	**—**	—	7,129	**—**
Cash and cash equivalents at beginning of year	**329,580**	341,462	312,712	**2,478,045**
Cash and cash equivalents at end of year	**¥259,682**	¥329,580	¥341,462	**$1,952,496**

The accompanying notes are an integral part of these statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanyo is engaged in development, manufacture and sales in various locations around the world. Sanyo operates in six business segments: "AV/Information and Communications Equipment," "Home Appliances," "Industrial and Commercial Equipment," "Electronic Devices," "Batteries" and "Others." Fiscal 2002 net sales comprised AV/Information and Communications Equipment (40%), Home Appliances (14%), Industrial and Commercial Equipment (11%), Electronic Devices (19%), Batteries (13%) and Others (3%). The principal markets are in Japan, Asia, North America, Europe and others, with sales in each area representing 54%, 21%, 15%, 8% and 2%, respectively, of net sales for the year ended March 31, 2002. Sanyo has manufacturing facilities located in more than 20 countries, principally in Asian areas, such as Japan and China, as well as in North America and Europe.

Accounting Principles

The accounting records of domestic companies are maintained in accordance with accounting practices prevailing in Japan. The accompanying consolidated financial statements reflect the adjustments necessary for a presentation in accordance with generally accepted accounting principles as defined in the United States of America. Such adjustments primarily comprise accruing pension and severance costs, and deferring bond issue expenses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Investments in 20%-to-50%-held companies and certain unconsolidated subsidiaries that are not material are, with minor exceptions, carried at cost plus the equity in undistributed earnings, after elimination of unrealized intercompany profits.

Cash Equivalents

All highly liquid investments, including time deposits, are considered to be cash equivalents.

Short-Term Investments and Investments and Advances

Available-for-sale securities are carried at fair market value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income. For the purpose of computing gains and losses on securities sold, the cost of these securities is determined by the moving average method. Held-to-maturity securities are recorded at amortized cost. Securities that do not have readily determinable fair values are recorded at cost.

Translation of Foreign Currencies

Receivables and payables denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet date, and related transaction gains or losses are included in the determination of net income.

Assets and liabilities of foreign consolidated subsidiaries and affiliates and unconsolidated subsidiaries accounted for on an equity basis are translated into yen at the exchange rates in effect at the balance sheet date. Operating accounts are translated at the average rate of exchange for the period. Translation adjustments result from the process of translating foreign currency financial statements into yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Inventories

Inventories are stated at the lower of cost or market value. The cost of finished products and work in process is primarily determined by the average cost method. The first-in, first-out method is primarily used for other inventories.

Property, Plant and Equipment and Depreciation

Property, plant and equipment, including significant renewals and additions, are carried at cost. When retired or otherwise disposed of, the cost and related accumulated depreciation are cleared from the respective accounts, and the net difference, less any amounts realized on disposal, is reflected in earnings.

Depreciation is principally computed by the declining balance method at rates based on the estimated useful lives of the assets.

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Advertising Costs

Advertising costs are generally expensed as incurred.

Income Taxes

Deferred income taxes reflect the expected future tax consequences of differences between the tax bases of assets and liabilities and the financial reporting amounts at the fiscal year-end. Deferred income tax assets and liabilities are measured by using currently enacted tax rates, and the effect on these deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Derivatives

Effective April 1, 2001, Sanyo adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. These standards require a company to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The change in the fair value of a derivative is recognized in earnings in the period of the change or reported as a component of other comprehensive income, depending on the intended use of the derivative and the resulting designation.

As of April 1, 2001, the adoption of these new standards resulted in a cumulative accounting change that reduced net income by ¥1,177 million (US$8,850 thousand), net of tax and minority interests of ¥1,047 million (US$7,872 thousand), and increased accumulated other comprehensive loss by ¥807 million (US$6,067 thousand), net of income taxes and minority interests of ¥3,388 million (US$25,474 thousand).

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." See Note 9 for disclosures required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" on the Company's stock options.

Dividends and Net Income per Share and per American Depositary Share

Cash dividends declared subsequent to the balance sheet date and designated as applicable to earnings of the period are accrued and charged to retained earnings as of the balance sheet date. Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted income per share takes into account the dilutive effect of convertible bonds. Dividends and net income per American Depositary Share are computed on the basis of each American Depositary Share representing five shares of common stock. The calculation of basic and diluted income per share is presented in Note 16.

Revenue Recognition

Sanyo recognizes sales when the title has passed to customers, the sales prices are fixed or determinable, and the collectibility is reasonably assured.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Boards ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard requires that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested at least annually for impairment. Sanyo will adopt the provisions of SFAS No. 142 for existing goodwill and other intangible assets at April 1, 2002, but has not yet determined the effect of adopting SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard establishes a standard for accounting obligations associated with retirement of tangible long-lived assets. Sanyo will adopt the new standard at April 1, 2003. Sanyo has not determined the effect of adopting SFAS No. 143.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard addresses financial accounting and reporting for the impairment and disposal of long-lived assets. Sanyo will adopt the new standard at April 1, 2002, but has not yet determined the effect of adopting SFAS No. 144.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This standard requires that gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria defined in APB Opinion No. 30 and that certain lease modifications should be accounted for in the same manner as sale-leaseback transactions. The provisions of SFAS No. 145 are required to be adopted for transactions occurring after May 15, 2002. Adoption of SFAS No. 145 will have no material effect on Sanyo's financial position or results of operations.

2 UNITED STATES DOLLAR AMOUNTS

The dollar amounts included in the consolidated financial statements and notes thereto for the year ended March 31, 2002 represent the arithmetical results of translating yen to dollars on the basis of ¥133=US$1, the approximate effective rate of exchange at March 29, 2002.

The inclusion of such dollar amounts is solely for convenience and is not intended to imply that assets and liabilities have been or could be readily converted, realized or settled in dollars at ¥133=US$1 or at any other rate.

3 FINANCE RECEIVABLES

In accordance with generally recognized trade practice, finance receivables at March 31, 2002 included installment receivables of ¥32,553 million ($244,759 thousand) from customers, of which ¥19,615 million ($147,481 thousand) mature after one year.

4 INVENTORIES

Inventories at March 31, 2002 and 2001 comprised the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Finished products	**¥220,054**	¥224,961	**$1,654,541**
Work in process	**89,056**	91,757	**669,594**
Raw materials	**95,578**	114,529	**718,632**
	¥404,688	¥431,247	**$3,042,767**

5 INVESTMENTS AND ADVANCES

Summarized financial information of affiliates that are accounted for by the equity method is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2002 and 2001	**2002**	2001	**2002**
Current assets	**¥153,175**	¥191,742	**$1,151,692**
Noncurrent assets	**87,851**	86,004	**660,534**
Total assets	**241,026**	277,746	**1,812,226**
Current liabilities	**112,254**	136,051	**844,015**
Noncurrent liabilities	**88,564**	102,013	**665,895**
Total liabilities	**200,818**	238,064	**1,509,910**
Net assets	**¥ 40,208**	¥ 39,682	**$ 302,316**
Sanyo's investment in affiliates	**¥ 22,936**	¥ 18,154	**$ 172,451**
Number of affiliated companies at end of fiscal period:			
In Japan	**17**	21	
Outside Japan	**9**	10	

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31, 2002, 2001 and 2000	**2002**	2001	2000	**2002**
Results of operations:				
Net sales	**¥185,996**	¥277,630	¥268,194	**$1,398,466**
Net income	**1,694**	2,760	898	**12,737**
Sanyo's equity in affiliates:				
Net income	**¥ 1,094**	¥ 825	¥ 1,151	**$ 8,226**
Cash dividends	**489**	301	74	**3,677**
Transactions with affiliates:				
Sales to	**¥ 53,570**	¥117,734	¥ 97,021	**$ 402,782**
Purchases from	**37,397**	49,567	62,306	**281,180**

The aggregate carrying amount and market value of investments in affiliates (for which a quoted market price is available) at March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Carrying amount	**¥7,894**	¥7,444	**$59,353**
Market value	**6,517**	6,050	**49,000**

6 INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities included in short-term investments (current assets) and in investments and advances—other (noncurrent assets) at March 31, 2002 and 2001 are summarized as follows. Also, loss on devaluation of investment securities amounting to ¥22,109 million (US$166,233 thousand) is included in "Other" of other expenses in the consolidated statement of income for the year ended March 31, 2002.

	Millions of Yen							
	2002				2001			
	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:								
Debt securities	¥ 70,644	¥ 70,553	¥ 42	¥ 133	¥ 55,439	¥ 54,908	¥ 33	¥ 564
Equity securities	180,801	136,086	5,897	50,612	202,522	202,629	25,044	24,937
	¥251,445	¥206,639	¥5,939	¥50,745	¥257,961	¥257,537	¥25,077	¥25,501
Held-to-maturity:								
Debt securities	5,721	5,615	6	112	2,013	2,028	15	—
	5,721	5,615	6	112	2,013	2,028	15	—
Total investments in debt and equity securities	¥257,166	¥212,254	¥5,945	¥50,857	¥259,974	¥259,565	¥25,092	¥25,501

	Thousands of U.S. Dollars			
	2002			
	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:				
Debt securities	$ 531,158	$ 530,474	$ 316	$ 1,000
Equity securities	1,359,406	1,023,203	44,338	380,541
	$1,890,564	$1,553,677	$44,654	$381,541
Held-to-maturity:				
Debt securities	43,015	42,218	45	842
	43,015	42,218	45	842
Total investments in debt and equity securities	$1,933,579	$1,595,895	$44,699	$382,383

Contractual maturities of investments in debt securities classified as available-for-sale securities and held-to-maturity securities at March 31, 2002 are summarized as follows:

	Millions of Yen				Thousands of U.S. Dollars			
	Available-for-sale		Held-to-maturity		Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	¥63,223	¥63,245	¥ 115	¥ 115	$475,361	$475,526	$ 865	$ 865
Due after 1 year through 5 years	4,153	4,024	16	16	31,226	30,256	120	120
Due after 5 years	3,268	3,284	5,590	5,484	24,571	24,692	42,030	41,233
	¥70,644	¥70,553	¥5,721	¥5,615	$531,158	$530,474	$43,015	$42,218

The proceeds from sale of available-for-sale securities for the years ended March 31, 2002, 2001 and 2000 were ¥11,863 million ($89,195 thousand), ¥28,028 million and ¥41,611 million, respectively. The gross realized gains and losses on those sales were ¥3,465 million ($26,053 thousand) and ¥1,377 million ($10,353 thousand), respectively, for the year ended March 31, 2002, ¥7,589 million and ¥7,334 million, respectively, for the year ended March 31, 2001 and ¥15,008 million and ¥6,522 million, respectively, for the year ended March 31, 2000.

5 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term bank loans, which are principally uncollateralized, included bank overdrafts and trade acceptances payable of foreign subsidiaries.

The amount of unused lines of credit was approximately ¥840,000 million ($6,315,789 thousand) at March 31, 2002.

Short-term borrowings at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Short-term bank loans with interest ranging from 0% to 7.225% and from 0.28% to 7.90% at March 31, 2002 and March 31, 2001, respectively	**¥414,410**	¥396,415	**$3,115,865**
Commercial paper with interest ranging from 0.05% to 2.199% and from 0.08% to 5.41% at March 31, 2002 and March 31, 2001, respectively	**50,065**	41,168	**376,428**
	¥464,475	¥437,583	**$3,492,293**

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Loans, principally from banks and insurance companies, due 2002 to 2015 with interest rates ranging from 0% to 13.50% and due 2001 to 2015 with interest rates ranging from 0% to 12.00% at March 31, 2002 and March 31, 2001, respectively:			
Collateralized (a)	**¥ 17,612**	¥ 23,345	**$ 132,421**
Uncollateralized	**363,459**	371,953	**2,732,774**
Uncollateralized convertible yen bonds (b):			
1.7% convertible bonds due November 2002	**5,653**	5,653	**42,504**
1.6% convertible bonds due November 2004	**49,898**	49,898	**375,173**
0.8% convertible bonds due March 2004	**961**	1,166	**7,225**
Uncollateralized euroyen notes (b):			
1.30% notes issued by a consolidated subsidiary due November 2001	—	2,141	—
Uncollateralized bonds (b):			
3.05% bonds due May 2001	—	10,000	—
2.40% bonds due June 2001	—	20,000	—
2.325% bonds due September 2001	—	10,000	—
2.625% bonds due September 2002	**20,000**	20,000	**150,376**
2.825% bonds due September 2003	**20,000**	20,000	**150,376**
3.10% bonds due May 2007	**20,000**	20,000	**150,376**
3.35% bonds due May 2009	**30,000**	30,000	**225,564**
1.550% bonds due June 2003	**10,000**	10,000	**75,188**
1.925% bonds due June 2005	**20,000**	20,000	**150,376**
2.325% bonds due June 2008	**20,000**	20,000	**150,376**
1.33% bonds due August 2005	**20,000**	20,000	**150,376**
1.82% bonds due August 2007	**30,000**	30,000	**225,564**
2.4% bonds issued by a consolidated subsidiary due June 2005	**5,000**	5,000	**37,594**
0% bonds issued by a consolidated subsidiary due September 2002	**5,000**	5,000	**37,594**
1.75% bonds issued by a consolidated subsidiary due April 2002	**10,000**	10,000	**75,188**
1.63% bonds issued by a consolidated subsidiary due July 2004	**5,000**	5,000	**37,594**
1.63% bonds issued by a consolidated subsidiary due July 2004	**5,000**	5,000	**37,594**
2.00% bonds issued by a consolidated subsidiary due November 2006	**5,000**	5,000	**37,594**
2.00% bonds issued by a consolidated subsidiary due November 2006	**5,000**	5,000	**37,594**
2.42% bonds issued by a consolidated subsidiary due March 2010	**15,000**	15,000	**112,782**
1.07% bonds issued by a consolidated subsidiary due April 2003	**10,000**	10,000	**75,188**
0.80% bonds issued by a consolidated subsidiary due April 2004	**10,000**	—	**75,188**
3.1% bonds issued by a consolidated subsidiary due September 2001 with detachable warrants (c)	—	460	—
	702,583	749,616	**5,282,579**
Less: amount due within one year	**154,963**	169,791	**1,165,136**
	¥547,620	¥579,825	**$4,117,443**

(a) These loans are collateralized by property, plant and equipment belonging to the Company's subsidiaries.
(b) The Company and certain subsidiaries may not pledge their property or assets for any future borrowings without granting the same or equivalent collateral to the bondholders.
(c) SANYO Electric Credit Co., Ltd. ("SECR"), a consolidated subsidiary, issued bonds with detachable warrants on September 10, 1997, and, at the same time, acquired all warrants. These warrants were distributed to directors or sold to certain employees of SECR as a benefit.

Substantially all of the uncollateralized loan agreements permit the lender to require collateral or guarantors for such loans.

The aggregate annual maturities of long-term debt at March 31, 2002 are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥157,924	$1,187,398
2005	129,696	975,158
2006	78,933	593,481
2007	39,868	299,759
2008 and thereafter	141,199	1,061,647
	¥547,620	$4,117,443

Under the terms of the agreements of the convertible debt outstanding at March 31, 2002, redemption and conversion options are as follows:

	Redeemable		Current Conversion
	On or After	Price Range	Price per Share
Convertible yen bonds:*			
1.7% convertible bonds due November 2002	Dec. 1, 2001	100%	¥ 600.00
1.6% convertible bonds due November 2004	Dec. 1, 2001	102%–100%	¥1,036.00
0.8% convertible bonds issued by a consolidated subsidiary due March 2004	Mar. 31, 2004	100%	¥1,381.90

*May be repurchased at any time on the open market

As of March 31, 2002, the number of shares of common stock required to convert all of the convertible debt was 57,586 thousand shares.

8 SEVERANCE AND PENSION PLANS

Employees who terminate their service with the Company or its principal domestic subsidiaries are, under most circumstances, entitled to lump-sum severance indemnities determined by reference to current basic rates of pay, length of service and conditions under which the terminations occur. Fifty percent of the severance indemnities payable when an employee retires at his or her designated retirement age under the regulations of the Company and its principal domestic subsidiaries are paid as an annuity or in a lump sum from a pension plan, which was established pursuant to the Japanese Welfare Pension Insurance Law (JWPIL). In accordance with the JWPIL, a portion of the government's social security pension program, to which the employer and employees contribute nearly equal amounts, is contracted out to these companies. The companies add to the plan their own noncontributory pension plans. On November 1, 1993, another noncontributory pension plan was established to cover twenty percent of the severance indemnities payable.

Certain consolidated U.S. subsidiaries have a defined contribution retirement plan called the Sanyo Retirement Savings Plan. The plan covers all eligible full-time employees with one year of service or more who elect to participate.

The Company and its principal domestic subsidiaries provide for lump-sum severance benefits with respect to directors and corporate auditors. While the Company has no legal obligation, it is customary practice in Japan to make lump-sum payments to a director or a corporate auditor upon retirement. Annual provisions are made in the accounts for the estimated cost of this termination plan, which is not funded.

The following table sets forth the changes in benefit obligation, plan assets and funded status of the Company and its principal domestic subsidiaries at March 31, 2002 and 2001:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Change in benefit obligation:			
Benefit obligation at beginning of year	**¥523,116**	¥483,584	**$3,933,203**
Service cost	**20,428**	22,169	**153,594**
Interest cost	**20,699**	19,917	**155,632**
Plan participants' contributions	**4,026**	3,780	**30,271**
Plan amendment	**(4,967)**	(4,602)	**(37,346)**
Actuarial losses	**51,592**	19,373	**387,910**
Benefits paid	**(28,575)**	(21,105)	**(214,850)**
Benefit obligation at end of year	**586,319**	523,116	**4,408,414**
Change in plan assets:			
Fair value of plan assets at beginning of year	**262,250**	268,623	**1,971,804**
Actual return on plan assets	**(14,306)**	(18,468)	**(107,564)**
Employer contributions	**21,908**	20,672	**164,722**
Plan participants' contributions	**4,026**	3,780	**30,271**
Benefits paid	**(13,634)**	(12,357)	**(102,511)**
Fair value of plan assets at end of year	**260,244**	262,250	**1,956,722**
Funded status:			
Benefit obligation in excess of plan assets	**326,075**	260,866	**2,451,692**
Unrecognized net transition obligation at date of adoption	**(3,018)**	(3,842)	**(22,692)**
Unrecognized prior service cost	**12,811**	7,068	**96,323**
Unrecognized actuarial loss	**(221,070)**	(150,227)	**(1,662,180)**
Net amount recognized	**114,798**	113,865	**863,143**
Reconciliation to accrued pension liability:			
Amount included in accumulated other comprehensive income, gross of tax	**119,060**	82,430	**895,188**
Accrued pension liability recognized in the consolidated balance sheets	**¥233,858**	¥196,295	**$1,758,331**

Severance and pension costs of the Company and its principal domestic subsidiaries included the following components for the years ended March 31, 2002, 2001, and 2000:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	**2002**
Service cost	**¥20,428**	¥22,169	¥21,176	**$153,594**
Interest cost	**20,699**	19,917	17,345	**155,632**
Expected return on plan assets	**(10,470)**	(11,107)	(8,936)	**(78,722)**
Amortization:				
Net transition obligation at date of adoption	**824**	824	824	**6,195**
Prior service cost	**187**	847	865	**1,406**
Actuarial losses	**6,117**	2,525	775	**45,993**
Net periodic benefit cost	**¥37,785**	¥35,175	¥32,049	**$284,098**

Assumptions used in accounting for the defined benefit plans for the years ended March 31, 2002, 2001, and 2000 are as follows:

	2002	2001	2000
Discount rate	**3.0 – 3.5%**	3.0 – 4.0%	4.0%
Long-term rate of salary increase	**2.9%**	3.0%	3.2%
Long-term rate of return on fund assets	**3.0 – 4.0%**	3.0 – 4.0%	4.0%

9 STOCK OPTION PLAN

In May 2000, the Company adopted a stock option plan to provide for grants of options to purchase shares of common stock to all directors and certain key employees of the Company. The options granted are vested over two years and are exercisable over a maximum of two years from July 1, 2003 to June 30, 2005:

The following table summarizes the stock option plan activity for the years ended March 31, 2002 and 2001.

	Options (shares)	
	2002	2001
Balance, at beginning of year	**1,029,000**	—
Granted	**1,029,000**	1,046,000
Exercised	—	—
Cancelled	**17,000**	17,000
Balance, at end of year	**2,041,000**	1,029,000
Weighted average exercise price	**¥902 ($6.78)**	¥977

The Company has elected to account for its stock option plan under APB No. 25. Under APB No. 25, no compensation expense is recognized because the option exercise price is equal to the fair market price of the common stock on the date of the grant. Had a compensation expense been determined as prescribed by SFAS No. 123, its impact on the Company's net income for the years ended March 31, 2002 and 2001 would not have been material.

10 COMMITMENTS AND CONTINGENT LIABILITIES

Substantially all of Sanyo's rental expenses relate to operating leases for office space, warehouses, etc. Such leases are customarily renewed; however, total rental expenses are not significant. Commitments outstanding at March 31, 2002 for purchase of property, plant and equipment approximated ¥3,319 million ($24,955 thousand).

Contingent liabilities at March 31, 2002 for notes discounted in the ordinary course of business, consumer loans guaranteed by a financing subsidiary and other loans guaranteed amounted to ¥2,299 million ($17,286 thousand), ¥100,417 million ($755,015 thousand) and ¥72,389 million ($544,278 thousand), respectively. No material loss is anticipated by management as a result of these discounted notes and guaranteed loans.

The Company and its subsidiaries are defendants in several lawsuits. In the opinion of management, these lawsuits are without merit and will not materially affect Sanyo's operations or financial position.

11 FINANCIAL INSTRUMENTS

Sanyo used the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such a value:

(a) Cash and cash equivalents, trade and finance receivables, short-term borrowings and trade payables

The carrying amount approximates fair value because of the short maturities of these instruments.

(b) Short-term investments

The fair value of short-term investments is estimated based on quoted market prices. (See Note 6.)

(c) Investments and advances

The fair value of certain investments is estimated based on quoted market prices. For other investments which have no quoted market prices, a reasonable estimate of fair value can not be made without incurring excessive costs. (See Note 6.)

(d) Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using an appropriate current discount rate.

(e) Foreign currency exchange forward contracts

The fair value of foreign currency exchange forward contracts is estimated by obtaining quotes from brokers.

(f) Interest rate and currency swap agreements

The fair value of interest rate and currency swap agreements is estimated based on discounted cash flows using current interest and exchange rates.

Sanyo does not hold or issue any financial instruments for trading purposes. Although Sanyo may be exposed to losses in the event of nonperformance by counterparties or interest and currency fluctuations, it does not anticipate significant losses from the arrangements previously described.

The estimated fair values of financial instruments as of March 31, 2002 and 2001 are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2002		2001		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivatives:						
Liabilities:						
Long-term debt	**¥547,620**	**¥621,801**	¥579,825	¥614,226	**$4,117,443**	**$4,675,195**

The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that could be realized in the current market. The use of different market assumptions or valuation methodologies may have an effect on the estimated fair value amounts.

The following table provides contract amounts and fair value information for derivative instruments at March 31, 2001.

	Millions of Yen	
	2001	
	Carrying Amount	Fair Value
Foreign currency exchange:		
Forward contracts to sell ¥65,806 and to buy ¥15,028	—	¥(5,300)
Interest rate swap agreements of ¥357,335 and currency swap agreements of ¥18,899	—	(3,055)

12 DERIVATIVES AND HEDGING

Risk management policy

Sanyo operates, manufactures and sells electronic products and provides certain financial services in various locations around the world. Sanyo's activities expose it mainly to risks related to the effects of changes in foreign currency exchange rates and interest rates. Derivatives are held in accordance with the formally documented risk management program. Sanyo utilizes certain derivatives to manage its foreign currency and interest risk exposure including forecasted transactions. Sanyo holds derivatives for purposes other than trading.

Foreign currency exchange risk management

Sanyo maintains a foreign-currency risk management strategy in which derivatives are used to minimize exposure and to reduce risk from exchange rate fluctuations. Foreign forward contracts and foreign currency swaps are not designated and qualified as hedge transactions since they do not meet the requirements for hedge accounting. Changes in the fair value of these contracts and the foreign currency translation gain or loss arising from denominated net foreign currency assets and liabilities are reported as foreign currency exchange gains or losses in the consolidated statements of income.

Interest rate risk management

Sanyo maintains an interest rate risk management strategy in which derivatives are used to reduce risk from interest rate fluctuations. Sanyo's goals are to manage interest rate sensitivity by modifying the characteristics of its debt and to lower the cost of its borrowing rates where possible.

Fair value hedges

Sanyo uses interest rate swaps to convert a portion of its nonprepayable fixed-rate debt into floating-rate debt. The resulting cost of funds is lower than it would be if floating-rate debt were issued directly. Under an interest rate swap contract, Sanyo agrees with other parties to exchange the difference between fixed-rate and floating-rate interest amounts calculated based on an agreed-upon notional amount.

The fair value of derivatives and changes in the fair value of the underlying hedged items are reported in the balance sheets. Changes in the fair value of these derivatives and underlying hedged items are generally offset and are recorded in each period as an interest expense. There were no transactions that ceased to qualify as fair value hedges for the year ended March 31, 2002.

Cash flow hedges

Sanyo has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate exposure of future interest payments.

For these cash flow hedge transactions, the fair values of the derivatives are recorded in the balance sheets. The effective portion of changes in the fair values of these derivatives are first recorded in other comprehensive loss and are then reclassified as an interest expense, in the period in which earnings are impacted by the hedged items. There were no transactions that ceased to qualify as cash flow hedges for the year ended March 31, 2002. The ineffective portions recorded as an interest expense in the current period were not material. Assuming that the market rate remains the same as the rate at March 31, 2002, ¥479 million (US$3,602 thousand) loss, included in other comprehensive loss, net of taxes and minority interests of ¥1,137 million (US$8,549 thousand), is expected to be recognized in earnings over the next twelve months. The maximum term over which Sanyo is hedging exposure to the variability of cash flows is nine years.

13 STOCKHOLDERS' EQUITY

Under the Commercial Code of Japan (the "Code"), the entire amount of the issue price of new shares issued upon conversion to common stock of convertible debt is required to be capitalized as stated capital, although the Company may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares (subject in all cases, however, to the remainder being not less than the total par value of such new shares) as additional paid-in capital.

The Code provides that an amount equivalent to at least 10% of cash appropriations of retained earnings be appropriated as a legal reserve until the aggregated amount of additional paid-in capital and the legal reserve equals 25% of a company's stated capital. The legal reserve of Sanyo, amounting to ¥34,940 million ($262,707 thousand) and ¥33,977 million, was included in retained earnings at March 31, 2002 and 2001, respectively.

14 INCOME TAXES

Sanyo is subject to a number of different income taxes which, in aggregate, indicated a statutory income tax rate in Japan of approximately 42% for the years ended March 31, 2002, 2001 and 2000.

Reconciliations of the difference between the statutory income tax rate and the effective income tax rate for the years ended March 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Statutory income tax rate	42.0%	42.0%	42.0%
(Decrease) increase in taxes resulting from:			
Change in valuation allowance	53.6	(6.6)	(5.0)
Expenses not deductible for tax purposes	14.3	0.8	1.5
Tax credits	(7.5)	(1.5)	(3.6)
Differences in statutory tax rates of foreign subsidiaries	(46.6)	(3.2)	(1.7)
Other	17.1	4.0	(4.2)
Effective income tax rate	72.9%	35.5%	29.0%

The significant components of deferred income tax assets and deferred income tax liabilities at March 31, 2002 and 2001 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Deferred income tax assets:			
Accrued pension and severance costs	¥ 83,629	¥ 66,209	$ 628,789
Accrued expenses	19,630	28,051	147,594
Operating loss carryforwards	31,161	19,769	234,293
Inventories	4,907	4,801	36,895
Allowance for doubtful accounts	8,264	6,145	62,135
Property, plant and equipment	7,636	2,132	57,414
Enterprise taxes	1,036	1,206	7,789
Long-term investments	31,185	5,981	234,474
Other	15,325	8,061	115,226
Gross deferred income tax assets	202,773	142,355	1,524,609
Less, valuation allowance	(28,028)	(25,582)	(210,737)
Total deferred income tax assets	174,745	116,773	1,313,872
Deferred income tax liabilities:			
Deferred income	(7,927)	(7,000)	(59,601)
Deferred expenses	(506)	(701)	(3,805)
Other	(1,947)	(375)	(14,639)
Gross deferred income tax liabilities	(10,380)	(8,076)	(78,045)
Net deferred income tax assets	¥164,365	¥108,697	$1,235,827

Net changes in the total valuation allowance for the years ended March 31, 2002 and 2001 increased by ¥2,446 million ($18,391 thousand) and ¥114 million, respectively.

Operating loss carryforwards of consolidated subsidiaries at March 31, 2002 amounted to approximately ¥83,097 million ($624,789 thousand) and are available for offset against future taxable income of such subsidiaries. These will expire mainly in the periods from 2002 through 2018.

15 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses for the years ended March 31, 2002, 2001 and 2000 were ¥107,044 million ($804,842 thousand), ¥108,842 million and ¥99,599 million, respectively.

16 INCOME PER SHARE

Income per share for the years ended March 31, 2002, 2001 and 2000 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	**2002**
Basic income per share calculation:				
Income (numerator):				
Net income	**¥1,727**	¥42,201	¥21,686	**$12,985**
Shares, thousands (denominator):				
Weighted average number of shares	**1,870,510**	1,871,376	1,889,477	
Basic income per share (yen and U.S. dollars)	**¥ 0.9**	¥ 22.6	¥ 11.5	**$ 0.007**
Diluted income per share calculation:				
Income (numerator):				
Net income	**¥1,727**	¥42,201	¥21,686	**$12,985**
Interest on convertible bonds, net of tax	**—**	517	520	**—**
Adjusted net income	**¥1,727**	¥42,718	¥22,206	**$12,985**
Shares, thousands (denominator):				
Weighted average number of shares	**1,870,510**	1,871,376	1,889,477	
Assumed conversion of convertible bonds	**—**	57,590	57,593	
Adjusted weighted average number of shares	**1,870,510**	1,928,966	1,947,070	
Diluted income per share (yen and U.S. dollars)	**¥ 0.9**	¥ 22.1	¥ 11.4	**$ 0.007**

The calculation of the weighted average number of shares for diluted income per share for the year ended March 31, 2002 did not include incremental shares of 57,586 thousand, from assumed conversions of convertible bonds since their effects were antidilutive.

17 SUPPLEMENTARY CASH FLOW INFORMATION

Supplementary information relating to the statements of cash flows for the years ended March 31, 2002, 2001, and 2000 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	**2002**
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	**¥21,405**	¥24,307	¥27,374	**$160,940**
Income taxes	**27,513**	37,154	6,627	**206,865**
Conversion of convertible bonds issued by a consolidated subsidiary	**205**	502	6,047	**1,541**

PRICEWATERHOUSECOOPERS

To the Stockholders and the Board of Directors
SANYO Electric Co., Ltd.

We have audited the accompanying consolidated balance sheets of SANYO Electric Co., Ltd. and Subsidiaries at March 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2002, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The information relating to segments of a business enterprise required to be disclosed in financial statements by Statement of Financial Accounting Standards No. 131 under accounting principles generally accepted in the United States of America is not presented in the accompanying financial statements.

In our opinion, except for omission of the information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SANYO Electric Co., Ltd. and Subsidiaries at March 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, SANYO Electric Co., Ltd. and Subsidiaries changed the method of accounting for derivative instruments and hedging activities for the year ended March 31, 2002.

PricewaterhouseCoopers

Osaka, Japan
June 7, 2002

BOARD OF DIRECTORS AND CORPORATE AUDITORS

(As of June 27, 2002)

Executive Directors

Chairman
Satoshi Iue

President
Yukinori Kuwano

Executive Directors
Toshimasa Iue
Yoichiro Furuse

Directors

Corazon C. Aquino
Nobuaki Kumagai
Tomoyo Nonaka
Sadao Kondo
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki

Corporate Executive Auditors

Shigeru Sakata
Ryota Tominaga
Takeshi Inoue

Corporate Auditors

Sotoo Tatsumi
Hiroshi Toda

OFFICERS

(As of June 27, 2002)

Chairman & Chief Executive Officer
Satoshi Iue

President & Chief Operating Officer
Yukinori Kuwano

Executive Vice Presidents
Toshimasa Iue
Yoichiro Furuse

Executive Officers
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki

Senior Officers
Yasusuke Tanaka
Masabumi Kawano
Tadahiko Tanaka
Akira Kan

Officers
Hitoshi Komada
Akiyoshi Takano
Fusao Terada
Satoshi Inoue
Tadao Shimada
Shosaku Kurome
Osamu Kajikawa
Hiroshi Ono
Teruo Tabata
Mitsuru Honma
Shinichi Miki

PRINCIPAL CONSOLIDATED SUBSIDIARIES

(As of March 31, 2002)

SANYO Electric Credit Co., Ltd.
Principal Business: Installment Sales and Leasing of Electrical and Electronic Products

Tottori SANYO Electric Co., Ltd.
Principal Business: Manufacture and Sales of Audio Equipment, Information Systems, Electronic Parts, and Home Appliances

Niigata SANYO Electronic Co., Ltd.
Principal Business: Manufacture and Sales of Semiconductors

SANYO Electric Vending Machine Co., Ltd.*1
Principal Business: Sales of Vending Machines

SANYO Electric Air Conditioning Co., Ltd.
Principal Business: Manufacture and Sales of Air Conditioners

SANYO Telecommunications Co., Ltd.
Principal Business: Manufacture, Sales, and Installation of Telecommunication Equipment

SANYO Sales & Marketing Corporation*2
Principal Business: Sales, Export and Import of Electrical and Electronic Products

SANYO Electric Commercial Equipment Co., Ltd.
Principal Business: Sales and Installation of Refrigerators/Freezers, and Kitchen Appliances

SANYO Semicon Device Co., Ltd.
Principal Business: Sales of Semiconductors

SANYO North America Corporation
Principal Business: Sales of Electrical Equipment and Local General Businesses

SANYO Manufacturing Corporation
Principal Business: Manufacture and Sales of Color TVs and Others

SANYO Energy (U.S.A.) Corporation
Principal Business: Manufacture and Sales of Batteries

SANYO Electric (Hong Kong) Limited
Principal Business: Sales of Electrical Equipment

SANYO Semiconductor (H.K.) Co., Ltd.
Principal Business: Sales of Semiconductors

*1 All stocks of SANYO Electric Vending Machine Co., Ltd. were transferred to Fuji Electric Co., Ltd. on April 1, 2002.
*2 SANYO Life Electronics Co., Ltd. and SANYO Electric Trading Co., Ltd. merged on October 1, 2001, to become SANYO Sales & Marketing Corporation.

(Sanyo has a total of 123 consolidated subsidiaries—61 in Japan and 62 overseas.)

PRINCIPAL SANYO OVERSEAS SUBSIDIARIES AND AFFILIATES

(As of April 1, 2002)

⊖ Manufacturing Companies
⊟ Sales Companies
◈ Other Companies

Multimedia Company

- ⊖ SANYO Manufacturing Corporation, *Forrest City, Arkansas, U.S.A.*
- ⊖ SANYO Information Systems Corporation, *San Diego, California, U.S.A.*
- ⊖ SANYO Laser Products, Inc., *Richmond, Indiana, U.S.A.*
- ⊖ SANYO Industries (U.K.) Limited, *Lowestoft, United Kingdom*
- ⊖ SANYO España, S.A., *Barcelona, Spain*
- ⊖ Korea TT Co., Ltd., *Masan, Korea*
- ⊖ Korea Tokyo Electronic Co., Ltd., *Masan, Korea*
- ⊖ Shenzhen SANYO Huaqiang Optical Technology Co., Ltd., *Shenzhen, China*
- ⊖ Tianjin SANYO Telecommunication Equipment Co., Ltd., *Tianjin, China*
- ⊖ Dongguan Huaqiang SANYO Electronics Co., Ltd., *Dongguang, China*
- ⊖ SANYO Optronics (Hong Kong) Company Limited, *Hong Kong*
- ⊖ FMS Audio Sdn. Bhd., *Penang, Malaysia*
- ⊖ SANYO Pt (M) Sdn. Bhd., *Johor, Malaysia*
- ⊖ P.T. SANYO Electronics Indonesia, *Bekasi, Indonesia*
- ⊖ BPL SANYO Limited, *Bangalore, India*
- ⊟ SANYO FISHER Vertriebs GmbH, *München, Germany*
- ◈ SANYO Manufacturing S.A. de C.V., *Tijuana, Mexico*
- ◈ Shenzhen Huaqiang SANYO Technology Design Co., Ltd., *Shenzhen, China*
- ◈ SANYO Digital Design (Shenzhen) Limited, *Shenzhen, China*
- ◈ Guangdong Huaqiang SANYO Group Co., Ltd., *Dongguang, China*

Home Appliances Company

- ⊖ SANYO E & E Corporation, *San Diego, California, U.S.A.*
- ⊖ SANYO Gallenkamp PLC, *Loughborough, United Kingdom*
- ⊖ SANYO Electric Home Appliances (Suzhou) Co., Ltd., *Suzhou, China*
- ⊖ Suzhou SANYO Electro-Mechanical Co., Ltd., *Suzhou, China*
- ⊖ Hefei Rongshida SANYO Electric Co., Ltd., *Hefei, China*
- ⊖ SANYO Electric (Taiwan) Co., Ltd., *Taiwan*
- ⊖ SANYO (Philippines), Inc., *Metro Manila, Philippines*
- ⊖ SANYO Universal Electric Public Co., Ltd., *Bangkok, Thailand*
- ⊖ SANYO Industries (Singapore) Private Limited, *Singapore*
- ⊖ P.T. SANYO Industries Indonesia, *Jakarta, Indonesia*
- ⊖ SANYO Home Appliance Vietnam Corporation, *Bien Hoa, Vietnam*
- ⊟ SANYO Gallenkamp B.V., *Breda, Netherlands*
- ◈ Shanghai SANYO Bubugao Cleaning Co., Ltd., *Shanghai, China*
- ◈ Beijing SANYO Cleaning Co., Ltd., *Beijing, China*
- ◈ Dalian Bingshan SANYO Cleaning Co., Ltd., *Dalian, China*

Commercial Equipment Systems Company

- ⊖ Dalian SANYO Cold-Chain Co., Ltd., *Dalian, China*
- ⊖ Dalian SANYO Food Systems Co., Ltd., *Dalian, China*
- ⊖ Dalian Bingshan Metal Processing Co., Ltd., *Dalian, China*
- ⊟ SANYO Commercial Refrigeration International Co., Ltd., *Hong Kong*

□ SANYO SMI Thailand Co., Ltd., *Bangkok, Thailand*

◇ Shanghai Hualeng (Refrigeration) Engineering, *Shanghai, China*

◇ Nissei SANYO Hitech Service Pte., Ltd., *Singapore*

Semiconductor Company

○ Korea Tokyo Silicon Co., Ltd., *Masan, Korea*

○ SANYO Semiconductor (Shekou) Ltd., *Shenzhen, China*

○ Dalian Meica Electronics Co., Ltd., *Dalian, China*

○ SANYO Semiconductor Electronics (H.K.) Co., Ltd., *Hong Kong*

○ SANYO Electronic (Taichung) Co., Ltd., *Taiwan*

○ SANYO Semiconductor Manufacturing Philippines Corporation, *Tarlac, Philippines*

○ SANYO Semiconductor (Thailand) Co., Ltd., *Utai, Thailand*

○ Meica Technology (Vietnam) Co., Ltd., *Ho Chi Minh City, Vietnam*

□ SANYO Semiconductor Corporation, *Allendale, New Jersey, U.S.A.*

□ SANYO Semiconductor Distribution (USA) Corporation, *Norwood, New Jersey, U.S.A.*

□ SANYO Semiconductor (Europe) GmbH, *Schwalbach, Germany*

□ SANYO Semiconductor (H.K.) Co., Ltd., *Hong Kong*

□ O.S. Electronics (H.K.) Ltd., *Hong Kong*

□ SANYO Semiconductor Taipei Co., Ltd., *Taiwan*

□ O.S. Semiconductor Co., Ltd., *Taiwan*

□ SANYO Semiconductor (S) Pte., Ltd., *Singapore*

□ O.S. Electronics (S) Pte., Ltd., *Singapore*

◇ SSMP Estate Corporation, *Tarlac, Philippines*

◇ SANYO LSI Technology India Private Limited, *Bangalore, India*

Soft Energy Company

○ SANYO Energy (U.S.A.) Corporation, *San Diego, California, U.S.A.*

○ Solec International, Inc., *Carson, California, U.S.A.*

○ SANYO Energy (Texas) Co., Ltd., *Dallas, Texas, U.S.A.*

○ SANYO Energy (Europe) Corporate GmbH, *München, Germany*

□ SANYO Energy (UK) Company Limited, *Hemel Hempstead, United Kingdom*

○ SANYO Hungary Kft., *Dörög, Hungary*

○ Shenzhen SANYO Huaqiang Energy Co., Ltd., *Shenzhen, China*

○ Tianjin Lantain SANYO Energy Co., Ltd., *Tianjin, China*

○ SANYO Energy (Suzhou) Co., Ltd., *Suzhou, China*

○ SANYO Energy (Beijing) Co., Ltd., *Beijing, China*

○ SANYO Energy (Hong Kong) Company Limited, *Hong Kong*

○ SANYO Energy (Taiwan) Co., Ltd., *Taiwan*

○ P.T. SANYO Energy (Batam) Corporate, *Batam Island, Indonesia*

□ SANYO Energy (Singapore) Corporation Pte., Ltd., *Singapore*

◇ SANYO Energy (California) Corporation, *San Diego, California, U.S.A.*

Compressors & Systems Division

○ MABE SANYO Compressors S.A. de C.V., *Sanluis Potosí, Mexico*

○ Dalian SANYO Compressor Co., Ltd., *Dalian, China*

○ Sanwa Electric Philippines, Inc., *Cavite, Philippines*

○ P.T. SANYO Compressor Indonesia, *Bekasi, Indonesia*

○ P.T. Java Indah Casting, *Bekasi, Indonesia*

◇ Sanwa Estate Philippines, Inc., *Cavite, Philippines*

Head Office (SANYO Electric Co., Ltd.)

◇ SANYO Electric (China) Co., Ltd., *Beijing, China*

◇ SANYO North America Corporation, *San Diego, California, U.S.A.*

□ SANYO Canada Inc., *Concord, Ontario, Canada*

◇ SANYO Logistics Corporation, *Torrance, California, U.S.A.*

◇ SANYO FISHER Service Corporation, *Chatsworth, California, U.S.A.*

◇ Three Oceans Inc., *New York, New York, U.S.A.*

◇ SANYO Customs Brokerage, Inc., *San Diego, California, U.S.A.*

◇ SIA Electronica de Baja California, S.A. de C.V., *Tijuana, Mexico*

◇ SANYO Customs Brokerage S.A. de C.V., *Tijuana, Mexico*

◇ SANYO Electric (Hong Kong) Limited, *Hong Kong*

◇ BPL SANYO Finance Limited, *Bangalore, India*

◇ SANYO Asia Pte., Ltd., *Singapore*

◇ SANYO Europe Ltd., *Watford, United Kingdom*

◇ SANYO Electric Finance (USA) Corporation, *New York, New York, U.S.A.*

◇ SANYO Electric International Finance (UK) PLC, *Watford, United Kingdom*

◇ SANYO Electric Finance Netherlands B.V., *Amsterdam, Netherlands*

Tottori SANYO Electric Co., Ltd.

○ Dalian SANYO Home Appliance Co., Ltd., *Dalian, China*

○ Tottori SANYO Electric (Shenzhen) Co., Ltd., *Shenzhen, China*

○ Tesonic-Tottori SANYO Electric Co., Ltd., *Guangzhou, China*

○ Tottori SANYO Electric (Hong Kong) Limited, *Hong Kong*

○ Tottori SANYO Electric (Philippines) Corporation, *Cavite, Philippines*

○ SANYO Electric (Penang) Sdn. Bhd., *Penang, Malaysia*

◇ Tottori SANYO Electric Philippines Estate Corporation, *Cavite, Philippines*

SANYO Sales & Marketing Corporation

○ NEWSAN S.A., *Buenos Aires, Argentina*

○ SANYO da Amazônia S.A., *Manaus, Brazil*

○ Ghana SANYO Company Limited, *Tema, Ghana*

□ SANYO Büro-Electronic Europa-Vertrieb GmbH, *München, Germany*

□ SANYO Speachtek Limited, *Watford, United Kingdom*

□ SANYO Airconditioners Europe S.r.l., *Milano, Italy*

□ SANYO Portugal Electronica S.A., *Rio de Mouro, Portugal*

□ SANYO Electric International Trading Co., Ltd., *Shanghai, China*

□ SANYO Electronics (H.K.) Limited, *Hong Kong*

□ SANYO (Thailand) Co., Ltd., *Bangkok, Thailand*

□ SANYO Sales and Service Sdn. Bhd., *Petaling Jaya, Malaysia*

□ SANYO Airconditioners (Singapore) Pte., Ltd., *Singapore*

□ SANYO Malaysia Sdn. Bhd., *Singapore*

□ SANYO Australia Pty. Ltd., *Sydney, N.S.W., Australia*

□ SANYO ARMCO (Kenya) Limited, *Nairobi, Kenya*

□ SANYO South Africa (Pty) Ltd., *Sandton, South Africa*

◇ SANYO E.T. Canada Inc., *Concord, Ontario, Canada*

◇ SANYO Canada Holdings 1990 Inc., *Concord, Ontario, Canada*

◇ Sanelco S.A., *Ushuaia, Argentina*

◇ SANYO do Brasil Participacões e Empreendimentos S/C Ltda., *São Paulo, Brazil*

◇ SANYO Electric Service (Europe) Ag., *Basel, Switzerland*

SANYO Electronic Components Co., Ltd.

○ SANYO Video Components (U.S.A.) Corporation, *San Diego, California, U.S.A.*

○ SANYO Electric (Shekou) Ltd., *Shenzhen, China*

○ Dongguan Huaqiang SANYO Motor Co., Ltd., *Dongguang, China*

○ SANYO Capacitor (Philippines) Corporation, *Tarlac, Philippines*

○ SANYO Precision Singapore Pte., Ltd., *Singapore*

○ P.T. SANYO Jaya Components Indonesia, *Bogor, West Java, Indonesia*

□ SANYO Electronic Components (HK) Ltd., *Hong Kong*

□ SANYO Electronic Components (Singapore) Private Limited, *Singapore*

◇ P.T. SANYO Precision Batam, *Batam Island, Indonesia*

SANYO Electric Air Conditioning Co., Ltd.

○ SANYO Argo Clima S.r.l., *Gallarate, Italy*

○ Dalian SANYO Refrigeration Co., Ltd., *Dalian, China*

○ Guangdong SANYO Air Conditioner Co., Ltd., *Foshan, China*

○ Dalian SANYO Air Conditioner Co., Ltd., *Dalian, China*

○ Shenyang SANYO Airconditioner Co., Ltd., *Shenyang, China*

○ Dalian Honjo Chemical Corporation, *Dalian, China*

○ SANYO Airconditioners Manufacturing Singapore Pte., Ltd., *Singapore*

INVESTOR INFORMATION

HEAD OFFICE

5-5, Keihan-Hondori 2-chome, Moriguchi City, Osaka 570-8677, Japan
Telephone: (06) 6991-1181
Facsimile: (06) 6991-6566 (Corporate Strategy Staff)

U.S. CONTACT ADDRESS

SANYO North America Corporation
(Head Office)
2055 Sanyo Avenue, San Diego, CA 92154, U.S.A.
Telephone: (619) 661-1134
Facsimile: (619) 661-6795

FOUNDATION

Founded: February 1947 Incorporated: April 1950

COMMON STOCK (As of March 31, 2002)

Authorized: 4,921,196,000 shares Issued: 1,872,334,767 shares

CAPITAL (As of March 31, 2002)

¥172,241,294,483

NUMBER OF STOCKHOLDERS (As of March 31, 2002)

183,764

LISTINGS

Common stock is listed on the Tokyo, Osaka, and three other domestic stock exchanges. Overseas listings are on the Amsterdam, Frankfurt, Swiss, and Paris exchanges. American Depositary Shares for common stock are quoted in the NASDAQ System in the United States.

TRANSFER AGENT

The Sumitomo Trust & Banking Co., Ltd., 5-33, Kitahama 4-chome, Chuo-ku, Osaka 540-8639, Japan

COMMON STOCK PRICE RANGE

The highs and lows of Sanyo common stock on the Tokyo Stock Exchange for each quarter of fiscal 2002, 2001, and 2000 were as follows.

	Fiscal 2002		Fiscal 2001		Fiscal 2000	
	High	Low	High	Low	High	Low
First quarter	¥847	¥717	¥ 966	¥616	¥510	¥385
Second quarter	791	418	990	744	567	445
Third quarter	706	435	1,060	810	560	385
Fourth quarter	680	467	996	632	894	410

CASH DIVIDENDS

Interim and year-end cash dividends per share paid to stockholders for fiscal 2002, 2001, and 2000 were as follows:

2002-II	2002-I	2001-II	2001-I	2000-II	2000-I
¥3.00	¥3.00	¥3.00	¥3.00	¥2.50	¥2.50

For further information and additional copies of our annual report and other publications, please write to Corporate Strategy Staff at our Head Office.

SANYO Electric Co., Ltd.

PRINTED WITH SOY INK™

Printed in Japan on 100% recycled paper and nonwood paper

N2500